FILED PURSUANT TO RULE 424(b)(5)

REGISTRATION NO. 333-47066

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 11, 2000

$150,000,000
METRIS COMPANIES INC.

Three and Six Month Renewable Unsecured Subordinated Notes

One, Two, Three, Four, Five and Ten Year Renewable Unsecured Subordinated Notes

      We are offering up to $150 million aggregate principal amount of our renewable unsecured subordinated notes. We may offer the notes from time to time with maturities ranging from three months to ten years. However, depending on our capital needs, notes with certain terms may not always be available. We will establish interest rates on the securities offered in this prospectus supplement from time to time in interest rate supplements to this prospectus supplement. The notes are unsecured obligations and your right to payment is subordinated in right of payment to all of our existing or future senior, secured, unsecured and subordinate indebtedness. Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate that we are offering at that time to other investors for notes of the same term, unless we or you elect not to have the notes renewed. If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be different than the interest rate on your original note. After giving you thirty days advance notice, we may redeem all or a portion of the notes for their original principal amount plus accrued and unpaid interest. You also may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or disability, we will charge you a penalty of up to three months interest on notes with three month maturities and up to six months interest on all other notes. Our repurchases for any reason during any calendar quarter will be limited to the lesser of two percent (2%) of the aggregate outstanding principal balance of all notes as of the last day of the previous calendar quarter, or $1 million.

      We will offer and sell the notes through Sumner Harrington Ltd., which is acting as our selling agent for the notes. The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market and will not be rated. Sumner Harrington Ltd. does not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restriction on your ability to transfer or resell the notes. Sumner Harrington Ltd. also will act as our servicing agent in connection with our ongoing administrative responsibilities for the notes.

      The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation or any other governmental or private fund or entity. Investing in the notes involves risks which are described in “Risk Factors” beginning on page S-6 of this prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price	100%	100%
Selling Agent commissions	3.00%	3.00%
Proceeds to Metris, before expenses	97.00%	97.00%

      The selling agent will not receive the entire 3.0% gross commission on notes with terms of one year or less unless the notes are successively renewed for a total term of two years.

      Sumner Harrington Ltd. is not required to sell any specific number or dollar amount of notes but will use its best efforts to sell the notes offered.

      We will issue the notes in book-entry or uncertificated form. Purchasers will not receive a certificated security or a negotiable instrument that evidences their notes. Sumner Harrington Ltd. will deliver written confirmations to purchasers of the notes. U.S. Bank National Association, St. Paul, Minnesota, will act as trustee for the notes.

SUMNER HARRINGTON LTD.

The date of this Prospectus Supplement is October 25, 2002.

ABOUT THIS PROSPECTUS SUPPLEMENT

      We may use this prospectus supplement, together with the attached prospectus and an interest rate supplement, to offer the unsecured subordinated notes described on the cover of this prospectus supplement at various times. The total initial public offering price of notes that may be offered by use of this prospectus supplement is $150 million.

      This prospectus supplement sets forth certain terms of the notes that we may offer. It supplements the description of the debt securities contained in the attached prospectus. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will apply and will supersede that information in the prospectus.

      Each time we issue notes we will deliver an interest rate supplement to this prospectus supplement. The interest rate supplement will describe the then applicable interest rates being offered. The interest rate supplement may also add, update or change information in this prospectus supplement or the attached prospectus. Any information in the applicable interest rate supplement, including any changes in the method of calculating interest on any note, that is inconsistent with this prospectus supplement will apply and will supersede that information in this prospectus supplement.

      It is important for you to read and consider all information contained in this prospectus supplement and the attached prospectus and the applicable interest rate supplement in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” on page 2 of the attached prospectus.

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ABOUT THIS PROSPECTUS SUPPLEMENT	ii
PROSPECTUS SUPPLEMENT SUMMARY	S-1
Metris	S-1
Business	S-1
The Offering	S-3
RISK FACTORS	S-6
Risks Relating to the Notes	S-6
Risks Relating to Metris	S-10
RATIOS OF EARNINGS TO FIXED CHARGES	S-15
USE OF PROCEEDS	S-15
CAPITALIZATION	S-16
DESCRIPTION OF THE NOTES	S-17
MATERIAL FEDERAL INCOME TAX CONSEQUENCES	S-29
PLAN OF DISTRIBUTION	S-31
LEGAL MATTERS	S-32

iii

ABOUT THIS PROSPECTUS SUPPLEMENT

PROSPECTUS SUPPLEMENT SUMMARY
Metris
Business
The Offering
RISK FACTORS
RISKS RELATING TO THE NOTES
RISKS RELATING TO METRIS
RATIOS OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE NOTES
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
METRIS COMPANIES INC.
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
GENERAL
FORM AND EXCHANGE OF SENIOR DEBT SECURITIES
SUBSIDIARY GUARANTEES
CONSOLIDATION, MERGER OR SALE OF ASSETS
CHANGE OF CONTROL
CERTAIN RESTRICTIONS
EVENTS OF DEFAULT
SATISFACTION AND DISCHARGE OF THE SENIOR INDENTURE
MODIFICATION OF THE SENIOR INDENTURE
REPORTS TO TRUSTEE
REGARDING THE TRUSTEE
GENERAL
FORM AND EXCHANGE OF SUBORDINATED DEBT SECURITIES
SUBORDINATION UNDER THE SUBORDINATED INDENTURE
CONSOLIDATION, MERGER OR SALE OF ASSETS
EVENTS OF DEFAULT
SATISFACTION AND DISCHARGE OF THE SUBORDINATED INDENTURE
MODIFICATION OF THE SUBORDINATED INDENTURE
REPORTS TO TRUSTEE
REGARDING THE TRUSTEE
DESCRIPTION OF DEBT WARRANTS
DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK
COMMON STOCK
PREFERRED STOCK
LIQUIDATION PREFERENCE
RANKING
SERIES C PERPETUAL CONVERTIBLE PREFERRED STOCK
DESCRIPTION OF DEPOSITARY SHARES
DESCRIPTION OF COMMON STOCK WARRANTS
DESCRIPTION OF CURRENCY WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights selected information from this prospectus supplement and may not contain all the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus together with the additional information in the documents we have referred you to in “Where You Can Find More Information” on page 2 of the accompanying prospectus before making an investment decision.

Metris

      We are an information-based direct marketer and provider of consumer credit products and enhancement services primarily to moderate income consumers and customers of third party clients. Our primary credit products are unsecured and secured credit cards issued by our subsidiary, Direct Merchants Credit Card Bank, National Association. Our existing and prospective credit card accountholders include customers for whom general credit bureau information is available and other third party sources, including customer lists and databases. We market our enhancement services, including debt waiver programs, membership clubs, extended service plans and third-party insurance, to our credit card customers and customers of third parties.

      Our principal executive offices are located at 10900 Wayzata Boulevard, Minnetonka, Minnesota 55305, and our telephone number is (952) 525-5020.

Business

Business Segments

      We measure performance and operate in two business segments:

•	Consumer Lending Products, which are primarily unsecured and partially secured credit cards issued by Direct Merchants Bank; and

•	Enhancement Services, which include credit protection, membership clubs, extended service plans and third-party insurance offered to our credit card customers, customers of third parties and the broad market.

Our Strategy

      The principal components of our strategy are the following:

•	Identify and solicit additional external prospects for credit cards. We intend to continue adding credit card accounts through the use of our own internally developed risk models. We have developed our own proprietary credit risk modeling system. By incorporating individual credit information from the major credit bureaus into this proprietary modeling system, we expect to generate additional customer relationships from external prospects.

•	Use risk-based pricing. We determine the specific pricing for an individual’s credit card offer through the prospective customer’s risk profile and expected responsiveness prior to solicitation and continually monitor and adjust pricing as the relationship continues, a practice known as “risk-based pricing.” We believe the use of risk-based pricing allows us to maximize the profitability of a customer relationship.

•	Pursue acquisitions of credit card portfolios or businesses. We pursue acquisitions of credit card portfolios or businesses whose customers fit our product and target market profile or which otherwise strategically fit with our business.

•	Increase the number of third-party customers using our products and services. We seek to access additional customers for our products and services by establishing relationships with third parties.

Our strategy is to continue to use our proprietary risk, response and profitability models to solicit strategic partners’ customers for credit cards and to focus our cross-selling activities in order to increase the volume of enhancement services products purchased by these customers.

•	Sell multiple products and services to each customer. We intend to use interactions with our customers to sell additional products, thereby leveraging our account acquisition costs and infrastructure. Currently, we focus our efforts on selling enhancement services to our credit card customers and customers of third parties.

•	Diversify product offerings to our customers. We segment markets to expand the success of our existing consumer lending products and enhancement services. We analyze the data in our proprietary database and the databases of others to determine the needs of our target markets. Then we develop, test and market these new products to our target markets.

The Offering

Issuer	Metris Companies Inc.

Trustee	U.S. Bank National Association.

Selling and Servicing Agent	Sumner Harrington Ltd.

Securities Offered	Renewable Unsecured Subordinated Notes. The notes are unsecured promises to pay issued by us. By purchasing a note, you are lending money to us. The notes represent our obligation to repay your loan with interest.

Method of Purchase	Prior to your purchase of notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the notes and certain other information regarding your ownership of the notes. We have filed the form of subscription agreement with the Securities and Exchange Commission (SEC). We will mail you written confirmation that your subscription has been accepted.

Denomination	You can choose the denomination of the notes you purchase in any principal amount of $1,000 or more.

Offering Price	100% of the principal amount per note.

Rescission Right	You will have five business days after the date on which your confirmation is mailed to rescind your subscription. See “Description of the Notes — Rescission Right” for additional information on your rescission right, including the ways in which you may provide notice to us of your rescission and the time by which notice must be received.

Maturity	You can generally choose maturities for your notes of 3 or 6 months or 1, 2, 3, 4, 5 or 10 years; however, depending on our capital requirements at the time, we may not always sell notes of all maturities.

Interest Rate	The interest rate of the notes will be established at the time you purchase them, or at the time of renewal, based upon the rates we are offering in our latest interest rate supplement, and will remain fixed throughout the term of the notes. We will generally offer higher rates of interest to investors with larger aggregate note portfolios, as set forth in the then current interest rate supplement.

Interest Payment Dates	You can choose to receive interest payments monthly, quarterly, semiannually, annually or at maturity. If you choose to receive interest payments monthly, you can choose the day on which you will be paid. You may change this interest payment date once during the term of the notes.

Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding notes upon maturity.

Payment Method	Principal and interest payments will be made by an electronic funds transfer to a depository account you designate in your subscription documents.

Renewal or Redemption at Maturity	Upon maturity, the notes automatically will be renewed for the same term at the interest rate we are offering for notes of the same maturity at that time to other investors, unless we notify you prior to maturity that we intend to repay the notes or you notify us within 15 days after maturity that you want your notes repaid. The interest rate being offered upon renewal may be different than the interest rate on your original note. See “Description of the Notes — Renewal or Redemption On Maturity.”

Optional Redemption or Repurchase	After giving you 30 days prior notice, we may redeem the notes at any time at a price equal to their original principal amount plus accrued and unpaid interest.

You may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or disability, we will charge you a penalty of up to three months interest on notes with three month maturities and up to six months interest on all other notes. The total principal amount of notes that we will be required to repurchase, for any reason, in any calendar quarter will be limited to the lesser of:

• two percent (2%) of the aggregate outstanding principal balance of all notes as of the last day of the previous calendar quarter; or

• $1 million.

See “Description of Notes — Redemption or Repurchase Prior To Stated Maturity.”

Consolidation, Merger or Sale	Upon any consolidation, merger or sale of our company our successor will be required to assume our obligations to pay principal and interest on the notes and under the indenture. For a description of these provisions see “Description of the Notes — Consolidation, Merger or Sale.”

Ranking; No Security	The notes:

• are unsecured;

• rank junior to our existing and future senior debt, including debt we may incur under our existing and future credit facilities and debt owed to our subsidiaries that are special purpose entities related to our receivables securitization programs;

• rank junior to our existing and future secured debt;

• rank junior to our existing and future subordinated debt, except for offerings of additional renewable unsecured subordinate notes which will rank equally with the notes;

• rank junior to our existing and future unsecured debt, except for offerings of additional renewable unsecured subordinate notes which will rank equally with the notes; and

• rank senior to any of our existing and future debt owed to our affiliates or subsidiaries, except for debt owed to our special purpose entities that is related to our receivables securitization programs.

As of September 30, 2002, we had outstanding approximately $390 million of debt which is senior to the notes (including notes owed to our special purpose entities). We also had unused commitments of approximately $165 million under the revolving portion of our credit facility which, if drawn upon, would have been senior to the notes. See “Capitalization.”

Restrictive Covenants	The indenture governing the notes requires us to maintain a positive consolidated net worth. The indenture also prohibits us from paying dividends or other payments of cash or property to our stockholders (other than a dividend of our capital stock on a pro rata basis to all our stockholders) unless no default or event of default with respect to the notes exists or would exist immediately following the declaration or payment of a dividend or other payment. However, this restriction would not apply if the default or event of default were the result of a failure to timely pay interest or principal that was inadvertent and was cured within ten calendar days after we received written notice of the default or event of default. See “Description of The Notes — Restrictive Covenants” for additional information on restrictive covenants.

Use of Proceeds	Assuming all the notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $145.5 million of net proceeds from this offering after deducting the selling agent’s commissions and estimated offering expenses payable by us. We intend to use the net proceeds for general corporate purposes. See “Use of Proceeds.”

Absence of Public Market and Restrictions on Transfers	There is no existing market for the notes. We cannot provide you with any assurance as to:

• the liquidity of any market that may develop for the notes;

• your ability to sell or pledge your notes; or

• the prices at which you would be able to sell your notes.

Sumner Harrington Ltd. has advised us that it does not intend to make a market in the notes after the completion of this offering and we do not anticipate that a secondary market for the notes will develop. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

You will be able to transfer or pledge the notes only with our prior written consent. See “Description of the Notes — Book Entry Registration and Transfers.”

Book Entry	The notes will be issued in book entry or uncertificated form only. The notes will not be evidenced by certificated securities or negotiable instruments. See “Description of the Notes — Book Entry Registration and Transfers.”

RISK FACTORS

      This prospectus supplement contains certain forward-looking statements and information relating to Metris that are based on the beliefs of our management as well as assumptions made by, and information currently available to, our management. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from such statements. You should not unduly rely on these forward-looking statements as they speak only of our views as of the date the statement was made and are not a guarantee of future performance.

      Forward-looking statements include statements and information as to our strategies and objectives, growth in earnings per share, return on equity, growth in our managed loan portfolio, net interest margins, funding costs, operating costs and marketing expenses, delinquencies and charge-offs and industry comparisons or projections. Forward-looking statements may be identified by the use of terminology such as “may,” “will,” “believes,” “does not believe,” “no reason to believe,” “expects,” “plans,” “intends,” “estimates,” “anticipated,” or “anticipates” and similar expressions, as they relate to the Company or our management. These statements reflect management’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.

      The risk factors discussed below, as well as additional factors that may be incorporated by reference from time to time, could cause our actual results to differ materially from those expressed in any forward-looking statements. Although we have attempted to list comprehensively these important factors, we caution you that other factors may in the future prove to be important in affecting our results of operations. New factors emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

      Before you invest in the notes, you should carefully consider these risk factors, as well as the other information contained in the prospectus and this prospectus supplement and in the documents incorporated by reference into the prospectus.

RISKS RELATING TO THE NOTES

The Notes May Not Be a Suitable Investment For All Investors

      The risks described below set forth many of the risks associated with the purchase of the notes. In addition to those risks, the characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives or otherwise be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. For instance, prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings. We advise you to consult your investment, tax and other professional financial advisors prior to purchasing any notes.

We Have Substantial Indebtedness That is Senior to the Notes, Which May Affect Our Ability to Repay the Notes

      Your right to receive payments on the notes is junior to substantially all of our existing indebtedness and future borrowings (including notes owed to our special purpose entities). Your notes will be subordinated to the prior payment in full of all of our other debt obligations, except debt obligations to our affiliates or subsidiaries other than our special purpose entities. Your notes are also senior to the company’s financial obligations to its stockholders in that capacity.

      We have now and, after we sell these notes, will continue to have a substantial amount of indebtedness. As of September 30, 2002, we had approximately $390 million of indebtedness (including notes owed to our special purpose entities) ranking senior to your notes, including:

•	secured debt under the term portion of our credit facility ($100 million as of September 30, 2002);

•	10% Senior Notes due 2004 ($100 million as of September 30, 2002); and

•	10 1/8% Senior Notes due 2006 ($150 million as of September 30, 2002).

      We also had unused commitments of approximately $165 million under the revolving portion of our credit facility, which, if drawn upon would also rank senior to the notes.

      We do not currently intend to use any proceeds from the sale of notes to repay any of our senior indebtedness. In addition, we may incur substantial additional indebtedness in the future which would also rank senior to your notes. Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our senior indebtedness. Sufficient assets may not remain after all such senior payments have been made to make any payments to you under the notes, including payments of interest when due or principal upon maturity.

      In addition to our obligation to repay indebtedness, it is our policy to maintain the capitalization of Direct Merchants Bank at a level that will allow it to be categorized as a “well-capitalized” bank under applicable banking regulations. As a result, we may make contributions to the capital of Direct Merchants Bank from time to time.

      Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes by, among other things:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

We Have the Ability to Incur Substantially More Indebtedness Which Will be Senior to Your Notes

      Subject to limitations contained in our credit facility and in the indentures under which our other outstanding debt obligations have been issued, we may incur substantial additional indebtedness in the future. While the indenture for the notes requires us to maintain a positive consolidated net worth, it does not prohibit us from incurring additional indebtedness. Any such borrowings would be senior to the notes. If we borrow more money, the risks to noteholders described above could intensify.

We Must Receive Dividends and Distributions From Our Subsidiaries to Make Payments on the Notes

      Our principal assets consist of equity interests in our subsidiaries. We are dependent on the earnings and cash flow of, and dividends and distributions or advances from, our subsidiaries to provide the funds necessary to make payments on our debt, including the notes. The payment of dividends from our subsidiaries and any repayment of loans or advances we make to our subsidiaries may be subject to statutory restrictions and are contingent upon the earnings of these subsidiaries. In particular, Direct Merchants Bank is limited by applicable banking regulations in its ability to declare dividends to Metris. In an agreement with the Office of the Comptroller of the Currency, Direct Merchants Bank agreed that it would not declare any dividends or make any capital distributions without prior OCC approval. As a result, earnings of Direct Merchants Bank may not be available to Metris. In addition, as of September 30, 2002, Direct Merchants Bank, had issued approximately $1.1 billion in certificates of deposit. Direct Merchants Bank’s repayment obligations under these certificates of deposit could adversely impact Direct Merchants Bank’s ability to make dividend payments or other distributions or advances to us. Also, the provisions of our credit facility and the indentures governing certain of our debt limits the ability of certain of our subsidiaries to pay dividends to us unless certain financial ratios are satisfied.

There Will Be No Trading Market For the Notes, Which May Make it Difficult to Transfer Your Notes

      Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitations and potential penalties on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. Also, repurchases of the notes prior to maturity at the request of the holders of the notes are subject to repurchase penalties of up to three months interest on notes with three month maturities and up to six months interest on notes with maturities of six months or longer. The total principal amount of notes that we will be required to repurchase in any calendar quarter, for any reason, will be limited to the lesser of 2% of the aggregate principal amount of notes outstanding as of the last day of the previous calendar quarter or $1 million. See “Description of the Notes” for additional information about the material terms of the notes.

The Notes Will Have No Sinking Fund, Security, Insurance or Guarantee of Our Obligation to Make Payments on the Notes

      Unlike debt incurred under our credit facility, which is secured by a pledge of the capital stock of substantially all of our subsidiaries (including Direct Merchants Bank) and by a lien against certain receivables and general intangibles, the notes will not be secured by any of our assets. We do not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, or any other governmental or private fund or entity.

Your Notes Will Automatically Renew at Maturity Unless You Request Repayment

      Unless you timely elect not to have your notes renewed or unless we determine not to allow renewal, your notes will automatically renew for the same term as your maturing notes at an interest rate that may be different from your maturing rate, and your renewed notes will be subject to the same limitations and restrictions as your maturing notes. The interest rate on your renewed note may be lower than the interest rate of your original note. In addition, if you fail to notify us of your desire not to have your notes renewed within the specified time period, your notes will automatically renew and any requests for repurchases after your notes are renewed will be subject to early repurchase penalties and the limitations on the amount of notes we will repurchase in any calendar quarter.

Our Management Has Broad Discretion Over the Use of Proceeds

      It is expected that we will use the proceeds from the offering primarily for general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required in the indenture, our management will have broad discretion in determining how the proceeds of the offering will be used. Our management does not currently intend to use the proceeds to pay down debt that is senior to the notes. See “Use of Proceeds.”

We are Subject to Many Restrictions in Our Credit Facility, Our Other Indentures and the Indenture

      Our credit facility and the indentures under which our other outstanding debt obligations have been issued impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. The indenture for these notes also imposes certain limited restrictions on our activities. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

•	incurring or guaranteeing additional indebtedness;

•	paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

•	making investments;

•	creating liens on our assets;

•	issuing or selling capital stock of our subsidiaries;

•	transferring or selling assets currently held by us;

•	engaging in transactions with affiliates; and

•	engaging in mergers or consolidations.

      These restrictions may limit our ability to execute our business strategy and our ability to obtain additional sources of capital, which may limit our ability to repay the notes. In addition, the failure to comply with any of the covenants of our credit facility, our other indentures or the indenture governing these notes or to maintain certain indebtedness ratios would cause a default under our credit facility and may cause a default under our other indentures and the indenture governing the notes or our other debt agreements which may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default under or acceleration of any one of our credit facility, our other indentures, the indenture governing the notes or any other debt agreement, will likely cause a default under one or more of the other debt agreements that otherwise would not be in default, and in which case all such related indebtedness could be accelerated. If this were to occur, we might not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing were to be available, it might not be on terms that would be acceptable to us or it might not refinance all of our indebtedness as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. See “Description of the Notes — Restrictive Covenants.”

You Will Have Only Limited Protection Under the Indenture

      In comparison to the restrictive covenants that are imposed on us by our credit facility and our other indentures, the indenture governing the notes contains very minimal restrictions on our activities. In addition, the indenture contains only limited events of default other than our failure to pay principal and interest on time. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf, and you may not be able to seek remedies against us directly. See “Description of the Notes — Events Of Default.”

Redemption by Us Prior to Maturity May Result in Reinvestment Risk to You

      We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to you. The notes will be redeemed at 100% of the principal amount plus accrued but unpaid interest up to the redemption date. Any such redemption may have the effect of reducing the income or return that you may receive on an investment in the notes by reducing the term of the investment. In addition, you may not be able to reinvest the proceeds of any such redemption for the remainder of the original term of the redeemed notes at an interest rate comparable to the rate paid on those notes. See “Description of the Notes — Redemption or Repurchase Prior To Stated Maturity.”

You May be Required to Pay Taxes on Accrued Interest on Notes Prior to Receiving Interest Payments

      If you choose to have interest on your note paid at maturity and the term of your note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations.

RISKS RELATING TO METRIS

Our Target Market for Consumer Lending Products Has Higher Default and Bankruptcy Rates

      The primary risk associated with secured and unsecured lending to moderate-income consumers is higher default rates than other income classes of consumers, resulting in more accounts being charged off as uncollectible. In addition, general economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies and credit losses among moderate-income consumers than among other income classes of consumers. A recession or economic downturn may cause an increase in default rates and delinquencies. We may be unable to successfully identify and evaluate the creditworthiness of our target customers to minimize the expected higher delinquencies and losses. We also cannot assure you that our risk-based pricing system can offset the negative impact on profitability that the expected greater delinquencies and losses may have.

Pending Litigation and Regulatory Matters Could Adversely Affect Our Operations and Capital Position

Litigation

      On September 20, 2002, a complaint was filed against us in United States District Court in Minnesota. The complaint seeks damages in unascertained amounts and purports to be a class action on behalf of all shareholders who bought our stock between November 5, 2001 and July 17, 2002. Specifically, the complaint alleges that we issued a series of false and misleading statements in connection with the examination of Direct Merchants Bank by the Office of the Comptroller of the Currency and the effect on our financial condition of the examination and resulting agreement with the OCC, which is discussed in more detail in the next paragraph. Since September 20, 2002, additional similar complaints have been filed on behalf of our shareholders. We believe we have numerous substantive legal defenses to these claims and are prepared to vigorously defend these cases. However, the ultimate outcome of this matter cannot be predicted and there can be no assurance that we will prevail in our defense of this lawsuit. Any order, judgment, settlement or decree that was adverse to us could have a material adverse effect on our results of operations or capital position and in turn, on our ability to make interest payments on, and repay, the notes.

April 16 Agreement With OCC

      On April 16, 2002, Direct Merchants Bank entered into an agreement with the OCC intended to strengthen the safety and soundness of Direct Merchants Bank’s operations. The agreement formalizes recommendations made and requirements imposed by the OCC following an examination of Direct Merchants Bank that ended December 31, 2001. On April 17, 2002, we disclosed this agreement and filed a copy of it with the SEC on a current report on Form 8-K, which is incorporated herein by reference. You should carefully read and consider the terms of this agreement. On October 22, 2002 we filed a Form 8-K/A, which is also incorporated herein by reference, updating the status of our compliance with the terms of the OCC agreement.

      Direct Merchants Bank is complying with all of the terms of the agreement. Direct Merchants Bank has implemented the plans for which the OCC has posed no objection and is revising or planning to implement all others. Although we do not expect the agreement to have a material impact on our overall financial condition, certain aspects of the agreement, including the controls over credit limits and credit line increases, may limit our future growth opportunities. Other impacts include slightly higher staffing and infrastructure costs to improve overall analytical and operating strengths, specifically in the area of credit risk management. Furthermore, we anticipate lower fees and finance charge income on loans in forbearance programs as we comply with the minimum payment and loan pay-down requirements of the agreement.

      Although we expect to comply with the OCC agreement, if the OCC were to conclude that Direct Merchants Bank failed to implement in a timely manner any provision of the agreement or that Direct Merchants Bank otherwise violated the agreement, the OCC could pursue various enforcement options. Under applicable provisions of the Federal Deposit Insurance Act, the OCC may, among other things, pursue an order to cease and desist from any further violations or take affirmative actions to correct conditions resulting from violations or practices, place limitations on the activities of a bank that in its opinion violated a written agreement, remove from office members of management or the board of directors of a bank or prohibit further participation by those persons in the bank’s affairs, and assess civil money penalties. If any of those events were to actually occur, we could not assure you that the event would not have a material adverse affect on Direct Merchants Bank’s operations or capital position, and, in turn, on our ability to make interest payments on, and repay, the notes.

We May Not be Able to Sustain and Manage Growth

      In order to meet our strategic objectives, we plan to continue to expand our credit card loan portfolio. Continued growth in this area depends largely on:

•	our ability to attract new cardholders;

•	growth in both existing and new account balances;

•	the degree to which we lose accounts and account balances to competing card issuers;

•	levels of delinquencies and losses;

•	the availability of funding, including securitizations, on favorable terms;

•	general economic and other factors such as the rate of inflation, unemployment levels and interest rates, which are beyond our control;

•	our ability to acquire and integrate portfolios; and

•	stability and growth in management.

      Our continued growth also depends on our ability to manage this growth effectively. Factors that affect our ability to successfully manage growth include:

•	retaining and recruiting experienced management personnel;

•	finding and adequately training new employees;

•	cost-effectively expanding our facilities;

•	growing and updating our management systems; and

•	obtaining capital when needed.

Social, Economic and Geographic Factors Can Affect Credit Card Payments and May Cause a Delay in or Default on Payments by our Customers Which Could Adversely Affect Our Cashflow

      Changes in credit card use, payment patterns and the rate of defaults by cardholders may result from a variety of adverse social, economic and geographic factors. Social factors include changes in consumer confidence levels, the public’s perception of the use of credit cards and changing attitudes about incurring debt and the stigma of personal bankruptcy. Economic factors include the rates of inflation, the unemployment rates and the relative interest rates offered for various types of loans. We cannot predict how any of these or other factors will affect repayment patterns or credit card use. Any reductions in the amount, or delays in the timing, of interest or principal payments could adversely affect our cashflow and could affect our ability to make interest payments on, or repay, the notes.

We May Not be Able to Successfully Market Our Enhancement Services or Sign Additional Marketing Alliances

      We target our enhancement services to our credit card customers and customers of third parties. Because of the variety of offers provided and the diversity of the customers targeted, we are uncertain about how many customers will respond to our offers for these enhancement services. We may experience higher than anticipated costs in connection with the internal administration, marketing and underwriting of these enhancement services and lower than anticipated response or retention rates.

      Furthermore, we may be unable to expand the enhancement services business or maintain historical growth and stability levels if:

•	we cannot successfully market credit cards to new customers;

•	existing credit card customers close accounts voluntarily or involuntarily;

•	existing enhancement services customers cancel their services;

•	we cannot form marketing alliances with other third parties or existing marketing alliances with third parties terminate; or

•	new or restrictive federal or state laws and regulations limit our ability to market or sell enhancement services.

We Require a High Degree of Liquidity to Operate Our Business

      We depend on cash flows from operations, asset securitizations, bank loans, long-term debt and equity issuances to fund our operations and growth. The loss or interruption of any of these sources of funding could adversely affect our ability to operate.

      Key elements of our strategy are dependent upon us having adequate available cash. These cash needs include:

•	funding receivable growth through marketing campaigns;

•	interest and principal payments under our credit agreement, our existing senior notes and other indebtedness;

•	ongoing operating expenses;

•	portfolio and business acquisitions; and

•	tax payments due on receipt of excess cash flow from securitization trusts.

      Given these cash needs, we anticipate that we will need to enter into financing transactions on a regular basis. We cannot assure you that we will be able to secure funds to support our cash needs on terms as favorable as past transactions. Any adverse change in the funding sources we use could force us to rely on other potentially more expensive funding sources, to the extent available, and could have other adverse consequences. If any of our funding sources become limited it may require us to use more expensive sources of funding. Any material increase in our costs of financing beyond our expectations could negatively impact us.

Our Profitability and Ability to Grow is Dependent on Our Funding Sources

Securitization Markets

      As of June 30, 2002, we funded 76% of our receivables through the securitization markets, and we anticipate that the percentage of our receivables funded through the securitization markets will increase. These markets could undergo disruptions which adversely affect the ability of companies like us to raise money from these sources. Factors impacting these markets include current economic conditions, the financial condition of other institutions accessing these markets and national/world events. Furthermore, our ability to securitize our receivables depends on the legal, regulatory and tax environment for such transactions.

      In addition, even if we are able to securitize our receivables consistent with past practice, poor performance of our securitized receivables, including increased delinquencies and credit losses, lower payment rates or a decrease in the spread between the yield on our securitized receivables and the cost of funding those receivables could:

•	result in a downgrade or withdrawal of the ratings on the outstanding securities issued in our securitization transactions;

•	cause early amortization of these securities; or

•	result in higher required credit enhancement levels.

      As a result, poor performance of our securitized receivables could divert significant amounts of cash that would otherwise be available to us. This could jeopardize our ability to complete other securitization transactions on acceptable terms, decrease our liquidity and force us to rely on other potentially more expensive funding sources, to the extent available. We cannot assure you that the securitization market will continue to offer suitable funding alternatives.

Credit Facility

      We rely on our credit facility to fund our operations and growth. If we breach any of our covenants under our credit facility, including various financial covenants, the lenders may terminate the facility. Disruptions in the securitization market could negatively affect our ability to comply with these covenants, and therefore our ability to borrow or replace this facility could be adversely affected.

Other Funding Sources

      We also may obtain financing by selling additional debt and equity securities. Our ability to obtain such financing is dependent upon many factors, including general market conditions. We cannot assure you that we will be able to obtain this financing on favorable terms or at all. In addition, restrictions contained in our debt agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

      Our ability to obtain financing from the various sources available to us is dependent upon many factors, including those outside of our control. In addition, disruptions or unfavorable conditions related to one financing source may negatively affect our ability to access other financing sources, or may increase our financing costs.

Interest Rate Fluctuations Impact the Yield on Our Assets and Funding Expense

      An increase or decrease in market interest rates could have a negative impact on the net interest spread between the yield on our assets and our cost of funding. A rise in market interest rates may affect the payment performance of our customers. We try to minimize the impact of changes in market interest rates on our cash flow, asset value and net income primarily by funding variable-rate assets with variable-rate funding sources and by using interest rate derivatives to match asset and liability repricings. However, changes in market interest rates may have a negative impact on us.

We May Not be Able to Successfully Integrate Portfolio Acquisitions

      As previously mentioned, our growth may depend on our ability to acquire and successfully integrate new portfolios of credit card customers. Since our risk-based pricing system depends on information regarding customers, limited or unreliable historical information on customers within an acquired portfolio may have an impact on our ability to successfully and profitably integrate that portfolio. Our success also depends on whether the desirable customers of an acquired portfolio close their accounts after transfer of the portfolio. A large attrition rate would result in a lower borrowing base upon which to assess fees, higher costs relating to closing accounts and less potential for marketing enhancement services. In addition, if customers reduce their borrowings after the transfer of accounts, the acquired portfolio may be less profitable than originally expected.

Current and Proposed Regulation and Legislation Limit Our Business Activities, Product Offerings and Fees Charged

      Various federal and state laws and regulations significantly limit the activities in which we and Direct Merchants Bank are permitted to engage. Such laws and regulations, among other things, limit the fees and other charges that we are allowed to charge, limit or prescribe certain other terms of our products and services, require specified disclosures to consumers, govern the sale and terms of products and services we offer and require that we maintain certain licenses, qualifications, or capital requirements (see “Business — Regulation” in our Annual Report on Form 10-K/ A for the year ended December 31, 2001). In some cases, the precise application of these statutes and regulations is not clear. In addition, the regulatory framework at the state and federal level regarding some of our enhancement services is evolving. The regulatory framework affects the design or profitability of such products and our ability to sell certain products. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could adversely affect our profitability or further restrict the manner in which we conduct our activities. The failure to comply with, or adverse changes in, the laws or regulations to which our business is subject, or adverse changes in the interpretation thereof, could adversely affect our ability to collect our receivables and generate fees on the receivables which could have a material adverse effect on our business.

Other Industry Risks Related to Consumer Lending Products and Enhancement Services Could Negatively Impact Us

      We face a number of additional risks associated with unsecured lending. These include the risk that delinquencies and credit losses will increase because of future economic downturns; the risk that an increasing number of customers will default on the payment of their outstanding balances or seek protection under bankruptcy laws; and the risk that fraud by cardholders and third parties will increase. We also face the risk that increased criticism from consumer advocate groups and the media could hurt consumer acceptance of our products, as well as the risk of litigation, including class action litigation, challenging our product terms, rates, disclosures, collections or other practices, under state and federal consumer protection statutes and other laws.

Due to Intense Competition in Our Consumer Lending Products and Enhancement Services Businesses, We May Not be Able to Compete Successfully

      We face intense and increasing competition from numerous financial services providers, many of which have greater resources than us. In particular, our credit card business competes with national, regional and local bankcard issuers, as well as other general purpose and private label credit card issuers. There has been a recent increase in solicitations to moderate-income consumers, as competitors have increasingly focused on this market. Customers are attracted to credit card issuers largely on the basis of price, credit limit and other product features; as a result, customer loyalty is often limited. According to published reports, as of December 2001, the 20 largest issuers accounted for approximately 90% (based on receivables outstanding) of the market for general purpose credit cards. Many of these issuers are substantially larger, have more seasoned credit card portfolios and often compete for customers by offering lower interest rates and/or fee levels than us. We cannot assure you that we will be able to compete successfully in this environment.

      We also face competition from numerous enhancement services providers, including insurance companies, financial services institutions and other membership-based or consumer services providers. As we continue to expand our extended service plan business to the customers of third-party retailers, we compete with manufacturers, financial institutions, insurance companies and a number of independent administrators.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated.

	Year Ended December 31,					As of
						September 30,
	1997	1998	1999	2000	2001	2002

Ratio of earnings to fixed charges	5.67	3.86	4.21	3.32	3.43	1.27
Ratio of earnings to fixed charges and preferred stock dividends	5.67	3.66	2.50	2.43	2.59	.83

      For these ratios, earnings include income from continuing operations before income taxes, fixed charges and amortization of interest capitalized (but not interest capitalized during the period). Fixed charges include interest expense (including interest capitalized during the period) plus the portion of rents we believe to be representative of the interest factor. Our earnings and fixed charges include the earnings and fixed charges of our company and our subsidiaries on a consolidated basis.

USE OF PROCEEDS

      Assuming we sell all of the offered notes with aggregate maturities of two years or more, we would expect to receive approximately $145.5 million of net proceeds from this offering after deducting selling agent commissions (but before deducting expenses associated with this offering). Although we have no specific plan to allocate the proceeds, the purpose of the offering is to raise capital for general corporate purposes, which may include payment of general and administrative expenses.

CAPITALIZATION

      The following table sets forth our capitalization, as of September 30, 2002. For a description of the application of the net proceeds, assuming all of the notes are sold with maturities of two years or more, see “Use of Proceeds” and “Risk Factors — Risk Factors Relating to the Notes — Our Management has Broad Discretion Over the Use of Proceeds.”

September 30,
2002

Actual

(Dollars in
thousands)
Liabilities:
Deposits	$1,099,229
Debt(1)	356,118
Accounts payable	82,036
Deferred Income	178,540
Accrued expenses and other liabilities	70,996

Total liabilities	1,786,919

Stockholders’ Equity:
Convertible preferred stock — Series C — par value $0.01 per share, 10,000,000 shares authorized, 1,130,647 and 1,057,638 shares issued and outstanding, respectively	421,166
Common stock, par value $0.01 per share, 300,000,000 shares authorized, 64,627,008 and 64,224,878 shares issued and outstanding, respectively	646
Paid-in capital	236,058
Unearned compensation	(4,589)
Treasury stock — 6,553,300 and 806,300 shares, respectively	(56,731)
Retained earnings	517,562
Total stockholders’ equity	1,114,112

Total liabilities and stockholders’ equity	$2,901,031

(1)	Does not include any amounts related to the sale of the Notes.

DESCRIPTION OF THE NOTES

General

      The notes we are offering in this prospectus supplement will represent subordinated, unsecured debt obligations of Metris Companies Inc. We will issue the notes under a supplemental indenture dated October 25, 2002, between us and U.S. Bank National Association, as trustee. The terms and conditions of the notes include those stated in the base indenture between us and U.S. Bank National Association, as trustee, dated October 25, 2002, the supplemental indenture and those made part of the base indenture and the supplemental indenture by reference to the Trust Indenture Act of 1939. We refer to the base indenture, the supplemental indenture and the relevant provisions of the Trust Indenture Act of 1939 collectively as the “indenture.” The following is a summary of some, but not all, provisions of the indenture. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which includes definitions of certain terms used below. Copies of the base indenture and the supplemental indenture have been filed with the SEC or are available from us at no charge upon request.

      The notes will be subordinated in right of payment to the prior payment in full of substantially all our secured, unsecured, senior and subordinate debt, as described in this prospectus supplement, whether outstanding on the date of the supplemental indenture or incurred following the date of the supplemental indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See “— Subordination” below.

      The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See “— No Security; No Sinking Fund” below. In addition, the notes are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company.

      You may determine the amount (subject to a minimum principal amount of $1,000) and term, ranging from 3 months to 10 years, of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements, we may not always offer notes of each maturity. See “— Denomination” and “— Term” below.

      With the help of our servicing agent, we will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus supplement. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See “— Interest Rate” below for additional information on interest rates.

      Upon acceptance of your subscription to purchase notes, our servicing agent will create an account in a book-entry registration and transfer system for you and credit the principal amount of your subscription to your account. Our servicing agent will send you a book-entry receipt or confirmation that will indicate our acceptance of your subscription. You will have five business days after the date on which your confirmation is mailed to rescind your subscription. If your subscription is rejected by us or our servicing agent, or you rescind your subscription during the five-day revocation period, all funds deposited will be promptly returned to you without any interest. See “— Book-Entry Registration and Transfer” for additional information on the form of notes and “— Rescission Right” for additional information on your ability to rescind a previously delivered subscription. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as “holders” or “registered holders” in this prospectus supplement and in the indenture.

      We may modify or supplement the terms of the notes described in this prospectus supplement from time to time in a supplement to the supplemental indenture and a supplement to this prospectus supplement. Except as set forth under “— Amendment, Supplement and Waiver” below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.

Denomination

      You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.

Term

      We may offer notes with terms ranging from three months to ten years as follows:

•	three months

•	six months

•	one year

•	two years

•	three years

•	four years

•	five years

•	ten years

      You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms.

Interest Rate

      The rate of interest we will offer to pay you on the notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family and our capital requirements. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus supplement. Our servicing agent will assist us in establishing these interest rates, including advising us on current market conditions.

      The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolios of the holder and the holder’s immediate family is at least $25,000, $50,000, $75,000 or $100,000. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus supplement. Immediate family members include parents, children, siblings, grandparents, and grandchildren. Members of sibling families are also considered immediate family members if the holder’s sibling is also a note holder. An investor must identify his or her immediate family members in the subscription documents to include their portfolios in determining the interest rate for such investor’s notes.

      Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount. These factors may include, but are not limited to:

•	the desire to attract new investors;

•	whether the notes exceed certain principal amounts;

•	whether the notes are purchased for IRA and/or Keogh accounts;

•	whether the notes are being renewed by existing holders; and

•	whether the notes are beneficially owned by persons residing in particular geographic localities.

Computation of Interest

      We will compute interest on notes on the basis of an actual calendar year. Interest will compound daily and accrue from the date the note is issued. A note will be deemed issued after we receive and accept funds for the full principal amount of the note and an account is established in your name by our registrar. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota.

Interest Payment Dates

      Holders of notes may elect at the time a subscription agreement is completed to have interest paid either monthly, quarterly, semiannually, annually or at maturity. If you do not elect an interest payment option, interest will be paid on the maturity date of the note. If you choose to have interest paid monthly, you may elect the day of the month on which interest will be paid. If the monthly interest payment date you select is within five business days of the issue date of the note, the first interest payment will be made in the following month and will include all of the interest earned since the issue date. For all other payment periods, interest will be paid on the same day of the month as the purchase date of your note. You will not earn interest on any rescinded note. See “— Rescission Right” below for additional information on your right to rescind your investment.

      The election of the period or day of interest payment for each note may be changed one time only by the holder during the term of the note, subject to our approval. Requests to change the election must be made in writing to our servicing agent and will be effective on the first business day following the 45th day following the date the election is received. No specific change in election form is required and there is no charge to change the election once during the term of a note. Any interest not paid on an interest payment date will be paid at maturity.

Place and Method of Payment

      We will pay principal and interest on the notes through our paying agent, by electronic funds transfer to a depository account you specify in your subscription documents. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.

Servicing Agent

      We have engaged Sumner Harrington Ltd., the investment banking firm that is helping us sell the notes, to act as our servicing agent for the notes. Sumner Harrington’s responsibilities as servicing agent will involve the performance of certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, as our servicing agent, Sumner Harrington will serve as our registrar and transfer agent and will manage all aspects of the customer service function for the notes, including handling all phone inquiries, mailing investment kits, meeting with investors, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, as servicing agent, Sumner Harrington will provide us with monthly reports and analysis regarding the status of the notes, the marketing efforts and the amount of notes that remain available for purchase and also will have the ability to exercise certain limited discretion with respect to waiving early repurchase penalties, changing interest payment dates and rejecting subscription agreements. Other duties of Sumner Harrington as our servicing agent under the distribution and management agreement are described throughout this section and under “Plan of Distribution.”

      As compensation for its services as servicing agent we will pay Sumner Harrington an annual portfolio management fee, commencing January 1, 2004, equal to 0.25% of the weighted average principal balance of the notes so long as Sumner Harrington is engaged as our servicing agent. This management fee will be paid monthly. The distribution and management agreement may be terminated by either party by prior notice. Sumner Harrington’s duties and compensation as selling agent under the agreement are described under “Plan of Distribution.”

      You may contact our servicing agent as follows with any questions about the notes at the following address and phone number:

Attention: Metris Notes Department
Sumner Harrington Ltd.
11100 Wayzata Boulevard, Suite 170
Minneapolis, MN 55305
Telephone: (800) 234-5777

Book-Entry Registration and Transfer

      The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under certain limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system. Our book-entry system will be maintained by our servicing agent.

      The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures set forth in the indenture and established by the trustee to exercise any rights of a holder of notes under the indenture. On a monthly basis, our servicing agent will provide the paying agent with information regarding the establishment of new accounts and the transfer of existing accounts.

      Our servicing agent will regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.

      On each interest payment date, the servicing agent will credit interest due on each account and direct our paying agent to make such payments to the holders. The servicing agent will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

      Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 and fully registered in those names as we direct only if:

•	we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

•	after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.

      Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.

Rescission Right

      A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request to our servicing agent within the first five business days after the date on which written confirmation is mailed to the purchaser. You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription that is subsequently properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of written confirmation by us of the acceptance of your subscription. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such written confirmation by us. The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under “— Redemption or Repurchase Prior to Stated Maturity” below does not affect your rescission right.

Right to Reject Subscriptions

      Our servicing agent may reject any subscription for notes in its sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.

Renewal or Redemption on Maturity

      Approximately 15, but not less than 10, days prior to maturity of your note, our servicing agent will send you a notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, our servicing agent will also send to you a current interest rate supplement to the prospectus supplement, and a current prospectus supplement and prospectus if either has changed since the delivery of the prospectus and prospectus supplement in connection with your original subscription or any prior renewal. The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the prospectus, along with the prospectus supplement, prior to exercising one of the below options. If we do not send you a new prospectus, a new prospectus will be sent to you upon request. You will have until 15 days after the maturity date to exercise one of the following options:

•	You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.

•	You can require repayment of your note, in which case the principal amount will be repaid in full along with any accrued and unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.

•	You can require repayment of your note and use all or part of the proceeds to purchase a new note with a different term. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request to our servicing agent. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.

•	If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, call, fax or send a written request to our servicing agent.

      The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewed term will be the interest rate that is being offered to other holders of notes with the same term at the time of renewal, as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.

      If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued and unpaid interest on the stated maturity date. Similarly, if, within 15 days after a note’s stated maturity date, we receive a request for repayment from a holder with respect to such note, we will pay the holder the principal amount of the note plus accrued and unpaid interest up to, but not including, the stated maturity date. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. This excess interest will be deducted from our final payment to the holder of the principal amount of the note. We will pay any holder requesting repayment upon the later of the maturity date or five business days after the date on which we receive the holder’s request for repayment.

Redemption or Repurchase Prior to Stated Maturity

      The notes may be redeemed prior to stated maturity only as set forth below and in the indenture. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated below and in the indenture.

Redemption By Us. We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the redeemed note will be paid a redemption price equal to the outstanding principal amount thereof plus accrued and unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.

Repurchase Election Upon Death Or Total Permanent Disability. Subject to the limitations described below, in the event of the death or total permanent disability of a holder (as defined in the indenture), the estate of the holder or the holder, as the case may be, may elect to have us repurchase the entire outstanding principal amount of the holder’s notes, but the estate or the holder, as the case may be, may not elect to have less than the entire outstanding principal amount of the holder’s notes repurchased. The request for repurchase must be made within 45 days of the date of death or total permanent disability.

Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of our receipt of the request for repurchase or the establishment to our reasonable satisfaction of the occurrence of the holder’s death or total permanent disability. The repurchase or redemption price, in the event of such a death or disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If there are joint registered holders of a note, the election to repurchase will apply when either registered holder dies or becomes subject to a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or disability does not apply.

Repurchase At Request of Holder. In addition to the right to elect repurchase upon death or disability, a holder may elect repurchase of notes prior to maturity, in whole and not in part, at any time by giving us written notice. Subject to the limitations described below, we will repurchase the holder’s note(s) specified in the notice within 10 days of receipt of the notice. The repurchase price, in the event of such election, will be the principal amount of the note, plus interest accrued and not previously paid (up to but not including the date of repurchase), minus an early repurchase penalty. The early repurchase penalty for a note with a three month maturity is the amount of interest accrued on such note up to the date of repurchase, not to exceed three months of simple interest at the existing rate. The early repurchase penalty for a note with a maturity of six months or longer is the amount of interest accrued on such note up to the date of repurchase, not to exceed six months of simple interest at the existing rate. The penalty for early repurchase may be waived or reduced at the limited discretion of our servicing agent.

Limitations on Our Requirement to Repurchase. Our requirement to repurchase outstanding notes from holders for any reason, including requests for repurchases made in the event of death or total permanent disability, is subject to an aggregate limit, in any calendar quarter, of the lesser of two percent (2%) of the aggregate outstanding principal balance of all notes as of the last day of the previous quarter, or $1 million. In the event that we receive requests to repurchase notes in excess of these limitations, the notes will be repurchased in the next succeeding calendar quarter in which the limitations are not applicable. For purposes of determining the order in which repurchase requests are received, a repurchase request will be deemed made on the later of the date on which it is received by us or, if applicable, the date on which the death or total permanent disability is established to our reasonable satisfaction.

Modifications of Repurchase Policy. We may modify the policy discussed above regarding repurchase at the holder’s election. However, no modification will affect the right of repurchase applicable to any note outstanding at the time of that modification.

Transfers

      The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The book-entry receipt or written confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on our register only as follows:

•	The holder must deliver written notice requesting a transfer to our servicing agent signed by the holder(s) or the holder’s duly authorized representative on a form to be supplied by our servicing agent.

•	Our servicing agent must provide its written consent to the proposed transfer.

•	Our servicing agent may require a legal opinion from counsel satisfactory to the servicing agent that the proposed transfer will not violate any applicable securities laws and a signature guarantee in connection with such transfer.

      Upon transfer of a note, our servicing agent will provide the new holder of the note with a book-entry receipt which will evidence the transfer of the account on our records. We or our servicing agent may charge a reasonable service charge in connection with the transfer of any note.

Quarterly Statements

      Our servicing agent will provide holders of the notes with quarterly statements, which will indicate, among other things:

•	the account balance at the end of the quarter;

•	interest credited;

•	redemptions or repurchases made, if any; and

•	the interest rate paid during the quarter.

      These statements will be mailed not later than the tenth business day following the end of each calendar quarter. Our servicing agent will provide additional information as holders of notes may reasonably request from time to time. Our servicing agent may charge such holders a fee to cover the charges incurred in providing such information.

Subordination

      The indebtedness evidenced by the notes, and any interest thereon, are subordinated in right of payment to all of our senior debt. “Senior debt” means all of our secured, unsecured, senior or subordinate indebtedness including all such indebtedness owed to our special purpose entities, whether outstanding on the date of this prospectus supplement or incurred after the date of this prospectus supplement, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than:

•	additional renewable unsecured subordinated notes which will rank equally with the notes;

•	existing and future debt that is owed to our affiliates or subsidiaries other than our special purpose entities; and

•	liabilities that we incur in the ordinary course of business.

      The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt. As of September 30, 2002, we had approximately $390 million of debt outstanding that would have been senior to the notes (including notes owed to our special purpose entities). We also had unused commitments of approximately $165 million under the revolving portion of our credit facility which, if drawn upon, would have been senior to the notes. Except for certain limited restrictions, the terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur, although our existing senior debt agreements may restrict us from incurring new senior debt. See “Risk Factors — Risk Factors Relating to the Notes — You Lack Priority in Payment on the Notes.”

      The notes are not guaranteed by any of our subsidiaries, affiliates or control persons. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, creditors of that subsidiary will be paid in full, or provision for such payment be made, from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, no assets of that subsidiary may be used to make payment to the holders of the notes until the creditors of that subsidiary are paid in full from the assets of that subsidiary.

      Any of our existing and future debt that is primarily owed to our affiliates or subsidiaries, other than debt owed to our special purpose entities, will be subordinated to the notes. However, as long as we make required payments on the notes and no default under the notes or the indenture exists, we may also make required payments and pre-payments on, and complete payment of, loans to us from our affiliates or subsidiaries. As of September 30, 2002, we had no debt outstanding that was owed to our affiliates or subsidiaries excluding debt owed to our special purpose entities. Therefore, none of our current debt is subordinate to the notes. To the extent we incur debt owed to our affiliates or subsidiaries, other than debt owed to our special purpose entities, we have no current intention to prepay any such debt obligations in advance of the maturity of those obligations.

      The subordination of debt owed to our affiliates and subsidiaries to the notes does not apply to debt owed to our special purpose entities that may be our affiliates or subsidiaries, which debt is senior to the notes. Our special purpose entities are entities that are formed for the specific purpose of securitizing or financing credit card receivables or facilitating the Company’s warehouse, residual interests and other bankruptcy remote financing facilities and that engage solely in activities related to the foregoing.

      In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment shall be made to the satisfaction of such senior debt holders. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.

      In the event and during the continuation of any default in the payment of principal of or interest on any senior debt, we will not make any payment, direct or indirect, on the notes and any other indebtedness being subordinated to the payment of the notes unless and until the default has been cured or waived or has ceased to exist.

No Security; No Sinking Fund

      The notes are unsecured, which means that none of our tangible or intangible assets or property, nor any of the assets or property of any of our affiliates or subsidiaries, has been set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we do not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default. See “Risk Factors — Risk Factors Relating to the Notes — The Notes will have No Sinking Fund, Security, Insurance or Guarantee.”

Restrictive Covenants

      The indenture provides that, so long as the notes are outstanding, we will maintain a positive consolidated net worth. Consolidated net worth is defined as our stockholders’ equity determined on a consolidated basis in conformity with generally accepted accounting principles, as measured at the end of each calendar quarter. The indenture also provides that, so long as the notes are outstanding, we will not declare or pay any dividends or other payments of cash or other property to our stockholders (other than a dividend of our capital stock on a pro rata basis to all our stockholders) unless no default or event of default with respect to the notes exists or would exist immediately following the declaration or payment of a dividend or other payment. However, this restriction will not apply if the default or event of default is the result of a failure to timely pay interest or principal and the failure to timely pay interest or principal is inadvertent and is cured within ten calendar days after we have received written notice of the default or event of default from the registrar or the paying agent. The indenture does not contain any other restrictive financial covenants. See “Risk Factors — Risk Factors Relating to the Notes — You Will Have Only Limited Protection Under the Indenture.”

Consolidation, Merger or Sale

      The indenture generally permits a consolidation or merger between us and another entity or the sale or transfer by us of all or substantially all of our property and assets, so long as:

•	the resulting or acquiring entity, if other than us, is a United States corporation and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

•	immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

      If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, and we will be released from all our liabilities and obligations under the indenture and under the notes.

Events of Default

      The indenture provides that each of the following constitutes an event of default:

•	failure to pay interest on a note within 30 days after the due date for such payment;

•	failure to pay principal on a note within 10 days after the principal payment becomes due and payable;

•	our failure to comply in any material respect with any of our agreements or covenants contained in, or any of the provisions of, the indenture, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 60 days after our receipt of written notice; and

•	certain events of bankruptcy or insolvency with respect to us.

      If any event of default occurs and is continuing the trustee or the holders of at least a majority in principal amount of the then outstanding notes may declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee in good faith determines that withholding notice would have no material adverse effect on the holders.

      The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:

•	a continuing default or event of default in the payment of interest on, or the principal of, a note, or

•	with respect to a covenant or provision of the indenture the modification of which requires the consent of each holder of outstanding notes.

      We are required to deliver to the trustee within 120 days of the end of our fiscal year a certificate regarding compliance with the indenture, and we are required to deliver to the trustee notice of any event of default within 90 days of the occurrence of such event of default specifying what action we are taking or propose to take with respect thereto.

Amendment, Supplement and Waiver

      Except as provided in this prospectus supplement or the indenture, the terms of the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

      Regardless of the above, an amendment or waiver will not be effective with respect to the notes held by a holder who has not consented if it has any of the following consequences:

•	changes the stated maturity of the principal of, or any installment of interest on, the notes;

•	reduces the principal amount or rate of interest payable on the notes;

•	changes the manner in which the amount of principal or interest on the notes is determined;

•	makes any note payable in money other than that stated in the notes or at a location other than as provided for in the indenture;

•	impairs a holder’s right to sue for the enforcement of any payment due such holder on or after the maturity date or redemption date of a note;

•	reduces the percentage in principal amount of outstanding notes whose consent is required for any supplemental indenture or waiver under the indenture;

•	changes our obligation to maintain offices and agencies as required in the indenture;

•	makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes, except to increase any percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holders;

•	adversely affects the rights of any holder of senior debt under the subordination provisions of the indenture; or

•	makes any change in the foregoing amendment and waiver provisions.

      Regardless of the above, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:

•	to evidence and provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;

•	to add to our covenants for the benefit of the holders or to surrender any right or power conferred on us by the indenture;

•	to add additional events of default with respect to the notes;

•	to change or eliminate any provisions of the indenture in cases where there is no security outstanding which would be entitled to the benefit of any such provision;

•	to provide for additional securities;

•	to evidence and provide for the acceptance of appointment of a successor trustee with respect to the notes or to add to or change any provisions of the indenture as may be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to correct or supplement any provision of the indenture that may be inconsistent with any other provision of the indenture or to make any other provisions with respect to matters arising under the indenture, as long as such actions do not adversely affect the interests of the holders of any securities under the indenture; or

•	to cure any ambiguity or correct any mistake, as long as such actions do not adversely affect the interests of the holders of any securities under the indenture.

The Trustee

      U.S. Bank National Association has agreed to act as trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

      Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee

      The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee’s ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. Finally, if the trustee is ineligible to serve as trustee under the Trust Indenture Act of 1939, as amended, a court of competent jurisdiction may remove the trustee upon petition of a holder of notes. In the event the trustee is removed, we will promptly appoint a successor trustee.

Reports to Trustee

      Our servicing agent will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

No Personal Liability of Our Servicing Agent’s or Our Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of ours or our servicing agent, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Service Charges

      We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.

Additional Securities

      We may offer additional classes of securities with terms and conditions different from the notes currently being offered in the prospectus supplement. We will amend or supplement the prospectus if and when we decide to offer to the public any additional class of security under the prospectus. If we sell the entire principal amount of notes offered in this prospectus supplement, we may register and sell additional notes by amending the prospectus, but we are under no obligation to do so.

Interest Withholding

      We will withhold 30% (subject to periodic reductions for subsequent tax years, but increased to 31% after December 31, 2010) of any interest paid to any investor who has not provided us with a Social Security Number, Employer Identification Number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that back-up withholding is otherwise required. See “Material Federal Income Tax Consequences — Reporting and Backup Withholding.”

Liquidity

      There is not currently a trading market for the notes, and we do not expect that a trading market for the notes will develop.

Satisfaction and Discharge of Supplemental Indenture

      The supplemental indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer’s certificate to the trustee stating that we do not intend to issue additional notes under the supplemental indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.

Reports

      We currently publish annual reports containing financial statements and quarterly reports containing financial information for the first three quarters of each fiscal year. We will send copies of these reports to any holder of notes who requests them in writing at no charge.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      The following is a discussion of the material United States federal income tax consequences of the ownership and disposition of the notes. This discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, regulations issued under the Internal Revenue Code and judicial and administrative authority, all of which are subject to change, which may be retroactive. The discussion assumes that the notes are held as capital assets. It does not address the federal income tax consequences applicable to investors subject to special rules, such as partnerships, banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that hold notes as a position in hedging, straddle or conversion transactions or persons that have a functional currency other than the U.S. dollar. In addition, this discussion does not deal with the tax consequences to holders other than original purchasers of the notes.

      This federal tax discussion is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisor with respect to the specific tax consequences to you of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Tax Consequences to U.S. Holders

      This section applies to U.S. Holders. You are a U.S. Holder if you are a beneficial owner of a note and you are:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any political subdivision thereof;

•	an estate if its income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

      If you are a beneficial owner of a note and are not a U.S. Holder as defined above, you are a Non-U.S. Holder and this section does not apply to you. You should refer to the section titled “Tax Consequences to Non-U.S. Holders” below.

Interest Income on the Notes

      As a general rule, interest paid or accrued on the notes, as well as original issue discount (“OID”), if any, will be treated as ordinary income. Interest paid on the notes will generally be taxable to you as it is received (or made available for receipt) if you are a cash method taxpayer or as the income accrues if you are an accrual method taxpayer.

      There are some situations in which a cash basis holder of a note may have taxable interest income with respect to a note before any cash payment is received with respect to the note. If you report income on the cash method and you hold a note having a term longer than one year that pays interest only at maturity, the note will be treated as having been issued with OID for tax purposes. In that case, you will be required to include the OID accrued during the original term of the note (without regard to any renewals of the note) in income as the OID accrues. OID accrues under a constant yield method. Under a constant yield method, you generally would be required to include in income increasingly greater amounts of OID in successive accrual periods.

      A note with a term of one year or less, which we refer to in this discussion as a “short-term note,” will be treated as having been issued with OID for tax purposes, in an amount equal to the excess of the total payments on the note over its issue price. If you are a cash method holder of a short-term note you are not required to include this OID in income currently unless you elect to do so. Cash method holders who make such an election with respect to a short term-note and accrual method holders of short-term notes are generally required to recognize the OID on the short-term note in income currently as it accrues on a straight-line basis unless the holder elects to accrue the OID under a constant yield method, as discussed above.

      Cash method holders who do not elect to include OID on a short-term note in income currently will generally be taxed on stated interest at the time it is received and will treat any gain realized on the disposition of a short-term note as ordinary income to the extent of the accrued OID generally reduced by any prior payments of interest. In addition, these cash method holders will be required to defer deductions for certain interest paid on indebtedness related to purchasing or carrying the short-term notes until the OID is included in the holder’s income.

Treatment on Disposition of Notes

      Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the note. Your adjusted tax basis of a note generally will equal your original cost for the note, increased by any accrued but unpaid interest (including OID) you previously included in income with respect to the note and reduced by any principal payments you previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in income and gain on short-term notes with respect to which an OID election has not been made, as discussed above. This capital gain or loss will be short-term or long-term capital gain or loss, depending on whether the note has been held for more than one year or for one year or less.

Tax Consequences to Non-U.S. Holders

      Generally, if you are a Non-U.S. Holder, as defined above, and you do not hold the note in connection with a United States trade or business, interest paid and OID accrued on the notes will be treated as “portfolio interest” exempt from a 30% United States foreign person withholding tax and from income tax, provided you comply with certain certification and other requirements. Pursuant to these certification requirements, you must periodically, generally not less than every fourth year, provide us with a statement, normally using Internal Revenue Service (“IRS”) Form W-8BEN, including your name and address and certifying under penalties of perjury that you are not a United States person. Foreign partnerships are subject to special certification rules normally using IRS Form W-8IMY or W-8ECI. If you qualify for the portfolio interest exemption from withholding tax, gain on the disposition of a note will generally not be subject to United States federal income tax, unless you are an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met.

      Interest and OID on a note held by a Non-U.S. Holder are not subject to withholding if they are effectively connected with a United States trade or business conducted by that person and that Non-U.S. Holder complies with certain certification requirements, normally using IRS Form W-8ECI. Interest and OID will, however, generally be subject to the regular United States income tax.

Information Reporting and Backup Withholding

      We will report interest payments, accrual of original issue discount and payments of principal to the Internal Revenue Service and to holders of record of notes to the extent required by the Internal Revenue Code and applicable regulations.

      Under certain circumstances, as a holder of a note, you may be subject to “backup withholding” at a current rate of 30%. This rate is subject to periodic reductions for subsequent tax years, but will be increased to 31% after December 31, 2010. Backup withholding may apply to you if you are a U.S. Holder and, among other circumstances, you fail to furnish, on IRS Form W-9 or our substitute Form W-9, your Social Security number or other taxpayer identification number to us. Backup withholding may apply, under certain circumstances, if you are a Non-U.S. Holder and you fail to provide us with the certification necessary to establish an exemption from federal income and foreign person and backup withholding tax on interest on the note. Backup withholding does not apply to payments on a note made to certain exempt recipients, such as corporations and tax-exempt organizations, and to certain Non-U.S. Holders. Backup withholding is not an additional tax and may be refunded or credited against your United States federal income tax liability, provided that you furnish certain required information.

PLAN OF DISTRIBUTION

      Under the terms and subject to the conditions contained in a distribution and management agreement between us and Sumner Harrington Ltd., Sumner Harrington has agreed to serve as our selling agent and to use its best efforts to sell the notes on the terms set forth in this prospectus supplement. The selling agent was first registered as a broker-dealer in October 2001. The selling agent is not obligated to sell any minimum amount of notes or to purchase any of the notes.

      The selling agent proposes to offer and sell the notes to the public on our behalf on the terms set forth in the prospectus, this prospectus supplement and any additional supplements that we file from time to time. The selling agent plans to market the notes directly to the public through newspaper, radio, internet, direct mail and other advertising. In addition, the selling agent will manage certain administrative and customer service functions relating to the notes, including handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions relating to the notes. The selling agent’s servicing responsibilities are described under “Description of the Notes — Servicing Agent.”

      We have agreed to reimburse the selling agent for its out-of-pocket expenses incurred in connection with the offer and sale of the notes, including marketing costs and the fees and expenses of its legal counsel. Under the terms of the distribution and management agreement, we also will pay our selling agent a commission equal to 3.00% of the principal amount of all notes sold. For notes with maturities exceeding one year, the entire 3.00% commission will be paid to the selling agent at the time of issuance and no additional commission will be paid upon renewal. For notes with maturities of one year or less, the gross 3.00% commission will be paid in equal installments upon the original issuance and each renewal, if any, over the first two years. Accordingly, the selling agent will not receive the entire 3.00% gross commission on notes with terms of one year or less unless the notes are successively renewed for two years. The selling agent may engage or allow selected brokers or dealers to sell notes for a commission, at no additional cost to us. Finally, as our servicing agent, Sumner Harrington will be paid an additional and ongoing portfolio management fee that is based on the principal balance of the notes outstanding.

      The distribution and management agreement may be terminated by either us or Sumner Harrington upon giving prior notice.

      The following table summarizes the compensation we will pay the selling agent for its services in selling the notes:

Form of Compensation

Total commissions	$4,500,000(1)(2)
Reimbursement of expenses	$65,000(3)(4)

(1)	Assumes the sale of 100% of aggregate principal amount of notes offered and that each note with a term of one year or less is successively renewed for a total of two years.

(2)	Does not include annual portfolio management fee which is equal to 0.25% of the weighted average daily principal balance of the outstanding notes. Also, does not include any income that Sumner Harrington Agency, Inc., a wholly-owned subsidiary of the selling agent, may realize in connection with any media buying activities related to the marketing of the notes.

(3)	Represents estimated out-of-pocket expenses incurred in connection with the commencement of the offering. Does not include any estimate of future out-of-pocket expenses reimbursable in connection with the ongoing offering or administration of the notes.

(4)	Includes funds of $50,000 that we have already paid to the selling agent as a refundable deposit against the selling agent’s costs.

      The distribution and management agreement provides for reciprocal indemnification between us and the selling agent, including the selling agent’s and our officers, directors and controlling persons, against civil liabilities in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to such indemnification provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on the Nasdaq system. The selling agent is not obligated to make a market in the notes and does not intend to do so. We do not anticipate that a secondary market for the notes will develop.

      The foregoing is a summary of the material provisions relating to selling and distribution of the notes in the distribution and management agreement. The provisions of the distribution and management agreement relating to our retention of Sumner Harrington to act as our servicing agent in performing our ongoing administrative responsibilities for the notes are described under “Description of the Notes.” We have filed the distribution and management agreement with the SEC.

LEGAL MATTERS

      Certain legal matters in connection with the notes will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

PROSPECTUS

$1,000,000,000

        Debt Securities, Debt Warrants, Common Stock, Common Stock Warrants, Preferred Stock, Depositary Shares and Currency Warrants

      Metris Companies Inc. intends to offer at one or more times the following securities with a total offering price not to exceed $1,000,000,000:

•	debt securities;

•	warrants to purchase debt securities (debt warrants);

•	shares of our common stock;

•	warrants to purchase shares of our common stock (common stock warrants);

•	shares of our preferred stock, which may be represented by depositary shares; and

•	warrants to receive from us the cash value in U.S. dollars of the right to purchase or sell foreign currency or currency units to be designated by us at the time of the offering (currency warrants).

      We will describe the terms of these securities in supplements to this prospectus. You should read both the prospectus and the supplements carefully before you invest.

      Our common stock is listed on the New York Stock Exchange under the symbol “MXT.”

      This prospectus may be used to offer and sell these securities only if accompanied by a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 11, 2000

About this Prospectus	i

Where You Can Find More Information	i

Metris Companies Inc.	1

Use of Proceeds	1

Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends	1

Description of Debt Securities	1

Description of Debt Warrants	12

Description of Common Stock and Preferred Stock	13

Description of Depositary Shares	15

Description of Common Stock Warrants	19

Description of Currency Warrants	20

Plan of Distribution	21

Legal Matters	21

Experts	21

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings with a total offering price not to exceed $1,000,000,000. This prospectus provides you with a general description of the securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities being sold in that offering. The prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      We are not offering the securities in any state where the offer is not permitted.

      You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public over the Internet on the SEC’s web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange, and you may inspect copies of any documents we file with the SEC at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC (file number 1-12351) and any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

•	Our Annual Report on Form 10-K for the year ended December 31, 1999;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2000; and

•	The description of our common stock and Series C Perpetual Convertible Preferred Stock which is contained in our Registration Statement filed with the SEC under Section 12 of the Exchange Act, including any subsequent amendment or report filed for the purpose of updating such description.

      You may request a copy of these filings at no cost, by writing or calling us at the following address:

Metris Companies Inc.
10900 Wayzata Boulevard
Minnetonka, MN 55305
(952) 525-4860
Attention: Investor Relations

      You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information.

ii

METRIS COMPANIES INC.

      We are an information-based direct marketer and provider of consumer credit products and enhancement services primarily to moderate income consumers and customers of third party clients. Our primary credit products are unsecured and secured credit cards issued by our subsidiary, Direct Merchants Credit Card Bank, National Association. Our existing and prospective credit accountholders include customers for whom general credit bureau information is available and other third party sources, including customer lists and databases. We market our enhancement services, including debt waiver programs, membership clubs, extended service plans and third-party insurance, to our credit card customers and customers of third parties.

      Our principal executive offices are located at 10900 Wayzata Boulevard, Minnetonka, Minnesota 55305, and our telephone number is (952) 525-5020.

USE OF PROCEEDS

      Unless we indicate otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes. We will describe in a prospectus supplement any specific allocation of the proceeds to a particular purpose that we have made at the date of such prospectus supplement.

      Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends

      The ratios of our earnings to our fixed charges and the ratios of our earnings to our fixed charges and preferred stock dividends for each of the periods indicated are as follows:

						Six Months
						Ended
	Year Ended December 31,					June 30,

	1995	1996	1997	1998	1999	1999	2000

Ratios of Earnings to Fixed Charges	6.88	8.26	5.67	3.86	4.21	4.93	3.99

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends	6.88	8.26	5.67	3.66	2.50	2.77	2.75

      For these ratios, earnings include income from continuing operations before income taxes, fixed charges and amortization of interest capitalized (but not interest capitalized during the period). Fixed charges include interest expense (including interest capitalized during the period) plus the portion of rents we believe to be representative of the interest factor. Our earnings and fixed charges include the earnings and fixed charges of our company and our subsidiaries on a consolidated basis.

DESCRIPTION OF DEBT SECURITIES

      We will issue the debt securities, consisting of notes, debentures and other evidences of indebtedness, in one or more series. We may issue senior debt securities and/or subordinated debt securities.

      Unless we state otherwise in the applicable prospectus supplement, we will issue the debt securities pursuant to indentures (as applicable, the “senior indenture” or the “subordinated indenture,” each an “indenture” and together the “indentures”), in each case between us and U.S. Bank Trust National Association. We have summarized selected provisions of the indentures below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the indentures or the debt securities. If you would like more information on the provisions of the indentures, you should review the form of senior indenture and the form of subordinated indenture, each of which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

      In the summary, we have included references to article and section numbers of the applicable indenture so that you can easily locate the provisions we describe. Capitalized terms used in the summary have the meanings specified in the applicable indenture.

GENERAL

Senior Debt Securities

      The senior debt securities will be unsecured, will rank equally in right of payment with all of our other senior unsecured indebtedness and will be unconditionally guaranteed by certain of our subsidiaries. This means that the senior debt securities will rank senior in right of payment to all of our subordinated indebtedness, including any subordinated debt securities that we may issue in the future, but in effect will rank junior to all of our secured indebtedness and the obligations of our subsidiaries that are not guarantors. The senior indenture does not limit the amount of senior debt securities that we may issue.

      The senior indenture permits us to issue senior debt securities in one or more series. Each series of senior debt securities may have different terms. The terms of any series of senior debt securities will be set forth in, or determined in accordance with, a resolution of our board of directors or in a supplement to the indenture relating to that series. (Section 2.02) Reference is made to the applicable prospectus supplement for information with respect to any covenants described below that are applicable to the senior debt securities of a series and with respect to deletions from, modifications of or additions to the Events of Default.

      A supplement to this prospectus will describe specific terms relating to the senior debt securities being offered. These terms will include some or all of the following:

•	the title of the series of senior debt securities;

•	the total principal amount and authorized denominations;

•	the maturity date or dates;

•	the public offering price;

•	the interest rate or rates, if any (which may be fixed or floating), and interest payment dates;

•	the currency or currencies in which payment of the offering price and/or principal and interest may be made;

•	the manner of payment of principal and interest, if any;

•	where the senior debt securities may be exchanged or transferred;

•	whether (and if so, when) the senior debt securities can be redeemed by us or the holder;

•	under what circumstances, if any, we will pay additional amounts on the senior debt securities to non-U.S. holders in respect of taxes;

•	whether (and if so, when) the senior debt securities may be converted into or exchanged for other securities;

•	whether there will be a sinking fund; and

•	any other terms of the series. (Section 2.02)

      Each series of senior debt securities may be a new issue with no established trading market. Unless otherwise described in the applicable prospectus supplement, we will not list the senior debt securities on any securities exchange. We cannot assure you that there will be a liquid trading market for any series of senior debt securities.

      We may repurchase senior debt securities at any price in the open market or otherwise. Senior debt securities we purchase may, in our discretion, be held or resold, canceled or used to satisfy any sinking fund or redemption requirements.

      Senior debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate will be sold at a discount below their stated principal amount. The applicable prospectus supplement will describe any special United States federal income tax considerations applicable to any of these discounted senior debt securities (or to certain other senior debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes).

      We will also describe in the applicable prospectus supplement any special federal income tax considerations applicable to senior debt securities denominated in a foreign currency or currency unit or in respect of which we may pay the principal, premium and interest, if any in a foreign currency or currency unit.

FORM AND EXCHANGE OF SENIOR DEBT SECURITIES

      Unless otherwise described in the applicable prospectus supplement, all senior debt securities will be fully registered and will be in either book-entry form or in definitive certificated form.

      Senior debt securities issued in definitive certificated form will be transferable or exchangeable at the agency maintained for such purpose as we may designate from time to time. (Sections 2.04 and 2.07) We may not impose any service charge, other than any required tax or governmental charge, on the transfer or exchange of any senior debt securities. (Section 2.07)

      For more information concerning senior debt securities issued in book-entry form, see “Global Debt Securities.”

SUBSIDIARY GUARANTEES

      We will cause each of our restricted subsidiaries (which are those subsidiaries that we have not designated as unrestricted subsidiaries in accordance with the senior indenture, such as Direct Merchants Credit Card Bank), other than subsidiaries that qualify as securitization entities, to guarantee our payment obligations with respect to the senior debt securities on a senior unsecured basis, jointly and severally with any other guarantors. Each subsidiary guarantee will be limited, however, so as to prevent it from constituting a fraudulent conveyance under applicable law. (Section 10.04)

      The senior indenture prohibits each of our guarantors from consolidating or merging with or into any other corporation, person or entity, unless the surviving or successor corporation:

•	assumes all of the guarantor’s obligations under the subsidiary guarantee;

•	is not in default immediately after consummation of the transaction; and

•	immediately after consummation of the transaction, will have a consolidated net worth equal to or greater than the consolidated net worth of the guarantor immediately preceding the transaction and, at the time of the transaction and after giving pro forma effect thereto, would be permitted to incur at least $1.00 of additional indebtedness pursuant to the restrictions contained in the senior indenture.

      These restrictions do not, however, prohibit any wholly owned restricted subsidiary from consolidating or merging with or into any guarantor, provided the guarantor survives, nor do they prohibit any guarantor from consolidating or merging with or into our company.

      A guarantor will be released of its obligations under its subsidiary guarantee in connection with a sale of all of the assets or capital stock of such guarantor if we apply the net cash proceeds from that sale as required by the restriction on asset sales contained in the senior indenture.

      The senior indenture permits us to designate, from time to time, certain of our subsidiaries as unrestricted subsidiaries. Those unrestricted subsidiaries will not be subject to many of the restrictions contained in the senior indenture and will not guarantee the senior debt securities. This means that in the event of a bankruptcy, liquidation or reorganization of an unrestricted subsidiary, that subsidiary must first pay its own creditors before it can distribute any of its assets to us.

CONSOLIDATION, MERGER OR SALE OF ASSETS

      The senior indenture prohibits us from consolidating or merging with or into any other corporation, person or entity, or selling or transferring all or substantially all of our property and assets to any other corporation, person or entity unless immediately prior to the transaction we are not in default and the surviving or successor corporation:

•	is a domestic corporation;

•	assumes all of our obligations under the senior indenture;

•	is not in default immediately after consummation of the transaction; and

•	immediately after consummation of the transaction, will have a consolidated net worth equal to or greater than our consolidated net worth immediately preceding the transaction and, at the time of the transaction and after giving pro forma effect thereto, would be permitted to incur at least $1.00 of additional indebtedness pursuant to the restrictions contained in the senior indenture. (Section 5.01)

      These restrictions do not, however, prohibit us from consolidating or merging with any of our wholly owned restricted subsidiaries, provided we are the surviving corporation.

      Under the senior indenture, consummation of one or more securitization transactions will not constitute the sale of all or substantially all of our properties or assets.

      Upon any permitted consolidation, merger, sale or other disposition, we will be discharged from, and the surviving or successor corporation will succeed to, all of our obligations under the senior indenture and the senior debt securities. (Section 5.02)

CHANGE OF CONTROL

      Within 30 days following any change of control, we must make an offer to purchase all senior debt securities then outstanding at a purchase price in cash equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Each holder will then be entitled to tender all or any portion of the senior debt securities owned by him or her pursuant to the offer to purchase. (Section 4.15) The senior indenture defines “change of control” to include, among other things, the acquisition by any person, other than certain permitted holders, of more than 35% of the total voting power of our then outstanding voting stock.

      If a change of control occurs which also constitutes an event of default under our credit facility, the lenders under the credit facility would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the terms of the credit facility. Accordingly, any claims of these lenders with respect to our assets will be prior to the claims of the holders of the senior debt securities to the extent of the lenders’ security interest in those assets.

CERTAIN RESTRICTIONS

      Unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to the senior debt securities:

•	limitations on restricted payments such as dividends or certain investments;

•	limitations on indebtedness;

•	limitations on liens;

•	restrictions regarding asset sales; and

•	restrictions regarding transactions with affiliates.

      Certain restrictions may terminate in the event that the senior debt securities obtain an investment grade rating. The applicable prospectus supplement will set forth additional information concerning these covenants and restrictions.

EVENTS OF DEFAULT

      “Event of Default” means, with respect to any series of senior debt securities, any of the following:

•	failure to pay interest or any liquidated damages that continues for a period of 30 days after payment is due;

•	failure to make any principal or premium payment when due;

•	failure to comply with certain of the restrictions we refer to under the caption “Certain Restrictions;”

•	failure to comply with any of our other agreements in the senior indenture for 30 days after notice to us of such failure from (1) the trustee or (2) the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities affected by such failure;

•	default under any of our other debt agreements pursuant to which we have borrowed or guaranteed an aggregate principal amount of $5 million or more and which default (1) constitutes a failure to make any principal, premium, if any, or interest payment when due or (2) accelerates the payment of such debt;

•	failure to pay final judgments aggregating in excess of $5 million, which judgments are not paid, discharged or stayed for a period of 60 days;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	except as permitted by the senior indenture, certain events resulting in the unenforceability or ineffectiveness of a subsidiary guarantee or the denial or disaffirmance by a guarantor of its obligations under its subsidiary guarantee. (Section 6.01)

      In general, the trustee is required to give notice of a default with respect to a series of senior debt securities to the holders of that series. The trustee may withhold notice of any default (except a default in payment of principal of or interest on any senior debt security) if the trustee determines it is in the best interest of the holders of that series to do so. (Section 7.05)

      An Event of Default for a particular series of senior debt securities does not necessarily constitute an Event of Default for other series of senior debt securities.

      If there is a continuing Event of Default, then the trustee or the holders of at least 25% in principal amount of each outstanding series of senior debt securities affected by the Event of Default (voting as separate classes) may require us to repay the principal and accrued interest on the affected series immediately. In the case of an Event of Default arising from certain events of bankruptcy or insolvency, we will be required to repay the principal and accrued interest on all outstanding senior debt securities without any action by the trustee or any holder. (Section 6.02)

      Subject to certain conditions, the requirement to pay with respect to a series of senior debt securities may be annulled, and past defaults may be waived by the holders of a majority in principal amount of that series. (Section 6.04) A continuing default in payment of principal of, or premium, interest or additional amounts, if any, on the senior debt securities may be waived only by all holders of senior debt securities of that series.

      Prior to an Event of Default, the trustee is required to perform only the specific duties stated in the senior indenture, and after an Event of Default, the trustee must exercise the same degree of care as a prudent individual would exercise or use under the circumstances in the conduct of his or her own affairs. (Section 7.01)

      The trustee may refuse to enforce the senior indenture or the senior debt securities unless it first receives satisfactory security or indemnity. Subject to certain limitations specified in the senior indenture, the holders of a majority in principal amount of the senior debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. (Section 7.02)

SATISFACTION AND DISCHARGE OF THE SENIOR INDENTURE

      We may elect either (1) to defease and be discharged from all our obligations with respect to the outstanding senior debt securities of a series (except as otherwise specified in the senior indenture) or (2) to be released from our obligations with respect to certain covenants relating to that series of senior debt securities, if we deposit with the trustee, in trust, money or the equivalent in securities of the government which issued the currency in which the senior debt securities are denominated sufficient for payment of all principal, premium, if any, interest and any additional amounts on those senior debt securities when due. (Sections 8.02 and 8.03) In either case, holders of those senior debt securities will only be able to look to the trust fund for payment of the principal, premium, if any, interest and any additional amounts on their senior debt securities until maturity.

      As a condition to discharging our obligations as described in the preceding paragraph, we must deliver to the trustee an opinion of counsel confirming that holders of senior debt securities of the relevant series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and discharge had not occurred. That opinion, in the case of an election under clause (1) of the preceding paragraph, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the senior indenture.

(Section 8.03)

MODIFICATION OF THE SENIOR INDENTURE

      The senior indenture permits us, with certain exceptions, to change our rights and obligations and the rights of the holders of a series of senior debt securities with the consent of the holders of a majority in aggregate principal amount of the outstanding senior debt securities of that series. But we may not change the terms of payment of principal or interest, the premium, if any, payable upon redemption, or the amount to be paid upon an acceleration of maturity upon an Event of Default, reduce the percentage required for changes to the senior indenture, modify the provisions relating to the ranking or priority of any senior debt security or guarantee in a manner adverse to the holders or reduce the percentage required for a waiver of defaults without the consent of the holder of each senior debt security affected by such change. (Section 9.02)

      In certain circumstances, we may amend the senior indenture without the consent of the holders of outstanding senior debt securities to effect the assumption of our obligations under the senior indenture by a successor corporation, to impose additional restrictions and Events of Default, to correct any mistakes or defects in the senior indenture, to add a guarantor or for other specified purposes. (Section 9.01)

REPORTS TO TRUSTEE

      We are required to provide the trustee with an officers’ certificate each fiscal year stating whether or not, to the knowledge of the certifying officers in the course of performance of their duties as officers, we are in compliance with the requirements of the senior indenture and no default exists and if a default has occurred, identifying the nature of the default of which the officers are aware. (Section 4.08)

REGARDING THE TRUSTEE

      We maintain ordinary banking relationships and credit facilities with a number of banks, including the trustee, U.S. Bank Trust National Association.

GENERAL

Subordinated Debt Securities

      The subordinated debt securities will be unsecured and will rank junior in right of payment to all of our senior and secured indebtedness. The subordinated indenture does not limit the amount of subordinated debt securities or other indebtedness that we may issue.

      The subordinated indenture permits us to issue subordinated debt securities in one or more series. Each series of subordinated debt securities may have different terms. The terms of any series of subordinated debt securities will be set forth in (or determined in accordance with) a resolution of our board of directors or in a supplement to the subordinated indenture relating to that series. (Section 3.01)

      A supplement to this prospectus will describe specific terms relating to the subordinated debt securities being offered. These terms will include some or all of the terms described above with respect to the senior debt securities under “Senior Debt Securities — General.” (Section 3.01)

      Each series of subordinated debt securities may be a new issue with no established trading market. Unless otherwise described in the applicable prospectus supplement, we will not list the subordinated debt securities on any securities exchange. We cannot assure you that there will be a liquid trading market for any series of subordinated debt securities.

      We may repurchase subordinated debt securities at any price in the open market or otherwise. Subordinated debt securities we purchase may, in our discretion, be held or resold, canceled or used to satisfy any sinking fund or redemption requirements.

      Subordinated debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate will be sold at a discount below their stated principal amount. The applicable prospectus supplement will describe any special United States federal income tax considerations applicable to any of these discounted subordinated debt securities (or to certain other subordinated debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes).

      We will also describe in the applicable prospectus supplement any special federal income tax considerations applicable to subordinated debt securities denominated in a foreign currency or currency unit or in respect of which we may pay the principal, premium and interest, if any in a foreign currency or currency unit.

FORM AND EXCHANGE OF SUBORDINATED DEBT SECURITIES

      Unless otherwise described in a prospectus supplement, all subordinated debt securities will be fully registered and will be in either book-entry form or in definitive certificated form.

      Subordinated debt securities issued in definitive certificated form will be transferable or exchangeable at the agency maintained for such purpose as we may designate from time to time. (Sections 3.05 and 9.02) We may not impose any service charge, other than any required tax or governmental charge, on the transfer or exchange of any subordinated debt securities. (Section 3.05)

      For more information concerning subordinated debt securities issued in book-entry form, see “Global Debt Securities.”

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

      The subordinated debt securities will be subordinated in right of payment to all of our senior indebtedness to the extent provided in the indenture. (Section 12.01) “Senior indebtedness” means:

•	all of our existing and future indebtedness which is for money borrowed or which is created, incurred or assumed in connection with the acquisition of any business, properties or assets, including securities;

•	any third-party indebtedness of the kind described in the preceding clause, the payment for which we are responsible or liable as guarantor or otherwise; and

•	all amendments, renewals, extensions and refundings of the foregoing indebtedness, unless the instrument evidencing or securing that indebtedness provides it does not rank senior to the subordinated debt securities.

      The subordinated debt securities will continue to rank junior to our senior indebtedness notwithstanding any amendment, modification or waiver of any term or extension or renewal of the senior indebtedness. Senior indebtedness does not include:

•	our indebtedness to any of our subsidiaries;

•	liabilities we incur in the ordinary course of business; and

•	any indebtedness which by its terms is expressly made equal (pari passu) in right of payment with or subordinated by any other subordinated debt. (Section 12.02)

      If we default in the payment of any principal of premium, interest or any additional amounts on any senior indebtedness when due and payable, whether at maturity or on a date fixed for prepayment or declaration or otherwise, or an event of default occurs with respect to any senior indebtedness permitting its holders to accelerate the maturity thereof and we have been given written notice of that event by those holders, then unless and until that default in payment or event of default has been cured or waived or ceases to exist, we may not make, or agree to make, any direct or indirect payments in cash, property or securities, by set-off or otherwise, on account or in respect of our subordinated debt, including the subordinated debt securities. (Section 12.04)

      In addition, in the event of:

•	any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to our company or our property;

•	any proceeding for the liquidation, dissolution or other winding-up of our company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

•	any assignment by us for the benefit of our creditors; or

•	any other marshaling of our assets;

we must first pay in full (or make provision for such payment) in cash or cash equivalents all of our outstanding senior indebtedness (including interest accruing after the commencement of any proceeding, assignment or marshaling of our assets) before we may make any payment or distribution, whether in cash, securities or other property, on account of subordinated debt. In that case, any payment or distribution which would, but for the subordination provisions, be payable or deliverable in respect of subordinated debt must be paid or delivered indirectly to the holders of senior indebtedness, or to their representative or trustee, in accordance with the priorities then existing among those holders until all senior indebtedness has been paid in full. (Section 12.03) No act or failure to act on our part can prejudice the right of any present or future holder of senior indebtedness to enforce subordination of the subordinated debt. (Section 12.11)

      Our senior indebtedness will not be deemed to have been paid in full unless and until the holders thereof have received cash, securities or other property equal to the amount of the senior indebtedness then outstanding. Upon the payment in full of all senior indebtedness, the holders of subordinated debt, including the subordinated debt securities, will be subrogated to all the rights of the holders of senior indebtedness to receive any further payments or distributions applicable to the senior indebtedness until all subordinated debt has been paid in full, and any payments or distributions received by the holders of subordinated debt, by reason of such subrogation, will, as between us and our creditors (other than the holders of senior indebtedness, on the one hand, and the holders of subordinated debt, on the other), be deemed to be a payment by us on account of senior indebtedness, and not on account of subordinated debt. (Section 12.06)

      We will describe in a prospectus supplement any changes we make to the foregoing subordination provisions prior to the issuance of a particular series of subordinated debt securities.

CONSOLIDATION, MERGER OR SALE OF ASSETS

      The subordinated indenture prohibits us from consolidating or merging with or into any other corporation, person or entity or selling or transferring all or substantially all of our property and assets to any other corporation, person or entity unless the surviving or successor corporation:

•	is a domestic corporation;

•	assumes our obligations under the indenture;

•	is not in default under the subordinated indenture immediately after the consummation of the transaction; and

•	if as a result of the transaction, our property or assets become subject to an encumbrance not permitted by the terms of the subordinated debt securities, takes steps to secure the subordinated debt securities equally and ratably with the other indebtedness secured thereunder. (Section 7.01)

      Upon any permitted consolidation, merger or sale, we will be discharged from, and the surviving or successor corporation will succeed to, all of our obligations under the subordinated indenture and the subordinated debt securities. (Section 7.01)

EVENTS OF DEFAULT

      “Event of Default” means, with respect to any series of subordinated debt securities, any of the following:

•	failure to pay interest or any additional amounts that continues for a period of 30 days after payment is due;

•	failure to make any principal, premium or mandatory sinking fund payment when due;

•	failure to comply with any of our other agreements contained in the subordinated indenture or in the subordinated debt securities for 60 days after notice to us of such failure from (1) the trustee or (2) the holders of at least 25% of the outstanding subordinated debt securities affected by such failure;

•	default under any of our other debt agreements pursuant to which we have borrowed an aggregate principal amount of $25 million or more and which default (1) constitutes a failure to make any principal payment when due or (2) accelerates the payment of such debt, which acceleration is not remedied, cured or waived; and

•	certain events of bankruptcy, insolvency or reorganization of our company. (Section 5.01)

      “Event of Default” specifically excludes a default under any of our secured debt for which the lender has recourse only to the collateral pledged for repayment and where the fair market value of that collateral does not exceed two percent of our total assets (as defined in the subordinated indenture) at the time of default.

      In general, the trustee is required to give notice of a default with respect to a series of subordinated debt securities to the holders of that series. The trustee may withhold notice of any default (except a default in payment of principal of or interest on any subordinated debt security) if the trustee determines it is in the best interest of the holders of that series to do so.

(Section 6.05)

      An Event of Default for a particular series of subordinated debt securities does not necessarily constitute an Event of Default for other series of subordinated debt securities.

      If there is a continuing Event of Default, then the trustee or the holders of at least 25% in principal amount of each outstanding series of subordinated debt securities affected by the Event of Default (voting as separate classes) may require us to repay the principal and accrued interest on the affected series immediately. Subject to certain conditions, the requirement to pay with respect to a series of subordinated debt securities may be annulled, and past defaults may be waived by the holders of a majority in principal amount of that series. (Sections 5.02 and 5.07) A continuing default in payment of principal of, or premium, interest or additional amounts, if any, on the subordinated debt securities may be waived only by all holders of subordinated debt securities of the series.

      Prior to an Event of Default, the trustee is required to perform only the specific duties stated in the subordinated indenture, and after an Event of Default, the trustee must exercise the same degree of care as a prudent individual would exercise or use under the circumstances in the conduct of his or her own affairs. (Section 6.01)

      The trustee may refuse to enforce the subordinated indenture or the debt securities unless it first receives satisfactory security or indemnity. Subject to certain limitations specified in the subordinated indenture, the holders of a majority in principal amount of the subordinated debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. (Section 5.08)

SATISFACTION AND DISCHARGE OF THE SUBORDINATED INDENTURE

      If indicated in the applicable prospectus supplement, we may elect to satisfy or discharge our obligations under the subordinated indenture in the same manner as required by the senior indenture. (Sections 4.03, 4.05 and 4.06) See “Senior Debt Securities — Satisfaction and Discharge of the Senior Indenture.”.

      In addition, in order to be discharged, no event or condition can exist that, pursuant to the provisions described under “— Subordination Under the Subordinated Indenture” above, would prevent us from making payments of principal of, and premium and interest, if any, and any additional amounts on the subordinated debt securities.

MODIFICATION OF THE SUBORDINATED INDENTURE

      The provisions governing modification of the subordinated indenture are the same as those in the senior indenture as described above under “Senior Debt Securities — Modification of the Senior Indenture.” (Section 8.02)

REPORTS TO TRUSTEE

      Like the senior indenture, the subordinated indenture requires us to provide the trustee with an officers’ certificate each fiscal year stating whether or not, to the knowledge of the certifying officers in the course of performance of their duties as officers, we are in compliance with the requirements of the subordinated indenture and no default exists and if a default has occurred, identifying the nature of the default of which the officers are aware. (Section 9.05)

REGARDING THE TRUSTEE

      We maintain ordinary banking relationships and credit facilities with a number of banks, including the trustee, U.S. Bank Trust National Association.

Global Debt Securities

      Debt securities issued in book-entry form will be issued in the form of one or more fully registered global securities that will be deposited with DTC, New York, New York or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased debt securities. Each participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred; except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

      Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own debt securities held by DTC only through a participant.

      The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

      DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

      Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      We will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

      It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities and voting by participants will be governed by standing instructions and customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” But payments will be the responsibility of the participants and not of DTC, the trustee or us.

      So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the applicable indenture. Except as set forth in the next paragraph, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders of the debt securities under the applicable indenture. (Section 2.16 of the senior indenture and Section 3.08 of the subordinated indenture)

      We will issue debt securities of any series of senior or subordinated debt then represented by global securities in definitive form in exchange for those global securities if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security; or

•	in the case of senior debt securities, an event of default under the senior indenture has occurred and is continuing and the registrar has received a request from DTC to issue securities in definitive form.

      (Section 2.16 of the senior indenture and section 3.05 of the subordinated indenture)

      If we issue debt securities in definitive form in exchange for a global security, an owner of a beneficial interest in the global security will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of those debt securities in definitive form. Unless otherwise described in the applicable prospectus supplement, debt securities issued in definitive form will be issued in denominations of $1,000 and any multiple of $1,000 in excess thereof and will be issued in registered form only, without coupons.

DESCRIPTION OF DEBT WARRANTS

      We may issue, separately or together with other securities, debt warrants to purchase debt securities. We will issue the debt warrants, if any, under debt warrant agreements to be entered into between us and a bank or trust company, as debt warrant agent, which will be specified in the applicable prospectus supplement. We have summarized selected provisions of the debt warrant agreements below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the debt warrant agreements or the certificates representing the debt warrants. If you would like more information on the provisions of the debt warrant agreements, you should review the form of debt warrant agreement, including the debt warrant certificate, which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General

      A supplement to this prospectus will describe specific terms relating to the debt warrants being offered. These terms will include some or all of the following:

•	the title, total principal amount and authorized denominations of the series of debt securities purchasable upon exercise of the debt warrants;

•	the manner in which debt warrants may be exercised;

•	the title and terms of any debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;

•	the date, if any, on or after which the debt warrants may be transferred separately from the related debt security;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant and the exercise price;

•	the date on which the right to exercise the debt warrants commences and the expiration date;

•	whether we will issue the debt warrant certificates in registered or bearer form; and

•	any other terms of the debt warrants.

      Debt warrants may be exercisable for debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate. Special United States federal income tax considerations applicable to any of these discounted debt securities will be described in the applicable prospectus supplement.

      Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal of, and principal and interest, if any, on those debt securities.

Exercise of Debt Warrants

      Each debt warrant will entitle its holder to purchase for cash the principal amount of debt securities at the exercise price set forth in the applicable prospectus supplement. Commencing on the date the debt warrants become exercisable, holders may exercise their debt warrants at any time up to the close of business on the expiration date, after which time any unexercised debt warrants will become void.

      Upon receipt of the exercise price and the debt warrant certificate properly completed and executed, we will forward to the holder, as soon as practicable, the debt securities purchasable upon such exercise. If less than all the debt warrants represented by a certificate are exercised, we will issue a new debt warrant certificate for the remaining amount of debt warrants.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

      We may issue, separately or together with or upon the conversion of or exchange for other securities, shares of our common stock or preferred stock. We have summarized certain rights of holders of our capital stock below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in:

•	our Amended and Restated Certificate of Incorporation, as amended;

•	our Amended and Restated Bylaws; and

•	in the case of preferred stock, our Amended Certificate of Designation relating to such series of preferred stock.

      If you would like more information on our common stock and preferred stock, you should review the documents described above, each of which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

      Our authorized capital stock consists of:

•	300,000,000 shares of common stock, par value $.01 per share, of which as of September 25, 2000 approximately 62 million shares were outstanding; and

•	10,000,000 shares of preferred stock, par value $.01 per share, of which as of September 25, 2000 1,000,000 shares were designated as Series A Junior Participating Preferred Stock, of which no shares were outstanding, 2,400,000 shares were designated as Series B Perpetual Preferred Stock, of which no shares were outstanding, 2,000,000 shares were designated as Series C Perpetual Convertible Preferred Stock, of which 925,458.8 shares were outstanding; and 100,000 shares were designated as Series D Junior Participating Preferred Stock, of which no shares were outstanding.

COMMON STOCK

General

      Holders of our common stock are entitled to receive dividends on their shares when, as and if declared by our board of directors out of funds legally available for distribution. In the event we liquidate, dissolve or wind up our affairs, holders of common stock are also entitled to receive ratably all of our assets remaining after satisfying the preferences of our creditors and the holders of any outstanding preferred stock.

      Each share of our common stock entitles its holder to one vote in the election of directors and any other matter submitted to a vote of stockholders. Voting rights are not cumulative, with the result that holders of more than 50% of the shares of common stock are entitled to elect all of our directors elected by the common stockholders. Holders of common stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

      All of our outstanding shares of common stock have been fully paid and are nonassessable.

PREFERRED STOCK

General

      Our charter authorizes our board of directors to classify and issue from time to time any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock. The applicable prospectus supplement will describe the terms of a particular series of preferred stock as set forth in the Certificate of Designation establishing such series. These terms may include some or all of the following:

•	title and stated value of the series;

•	whether and in what circumstances the holder is entitled to receive dividends and other distributions;

•	whether (and if so, when) the series can be redeemed by us or the holder or converted by the holder; and

•	voting and other rights, if any.

      Holders of preferred stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

LIQUIDATION PREFERENCE

      Unless otherwise described in the applicable prospectus supplement, in the event we liquidate, dissolve or wind up our affairs, the holders of any series of preferred stock will have preference over the holders of common stock and any other capital stock ranking junior to such series for payment out of our assets in the amount specified in the applicable Certificate of Designation. A sale of all or substantially all of our assets or a consolidation or merger with one or more corporations will not be deemed a liquidation, dissolution or winding up for this purpose.

RANKING

      Unless otherwise described in the applicable prospectus supplement, any series of preferred stock we issue using this prospectus will rank junior in right of payment to our Series C Perpetual Convertible Preferred Stock.

SERIES C PERPETUAL CONVERTIBLE PREFERRED STOCK

      We have summarized certain terms of our Series C Perpetual Convertible Preferred Stock below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the Amended Certificate of Designation relating to the Series C Preferred Stock which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

      As of September 25, 2000, 925,458.8 shares of Series C Preferred Stock were outstanding. Additional shares are issued every quarter as a result of the pay-in-kind dividend payable on the Series C Preferred Stock.

      Certain provisions of the Series C Preferred Stock may be deemed to have an anti-takeover effect. Within five days of the occurrence of a change of control (as defined in the Amended Certificate of Designation), we may make an offer to purchase all of the outstanding Series C Preferred Stock for 101% of the Series C Preferential Payment (as defined in the Amended Certificate of Designation). If we do not make such an offer:

•	each holder of Series C Preferred Stock will receive additional shares of Series C Preferred Stock so that the total number of shares he or she holds equals the Series C Preferential Payment divided by $372.50;

•	the pay-in-kind dividends will become payable in cash;

•	the annual dividend rate will increase to 11 1/2%; and

•	we will become subject to additional covenants restricting our indebtedness.

      Furthermore, if we refrain from making such an offer and subsequently violate any of the covenants imposed pursuant to the last bullet above, the dividend rate will increase by an additional 2% to 13 1/2%.

      For so long as the initial purchasers of the Series C Preferred Stock or their affiliates own at least 25% of the originally issued Series C Preferred Stock, or any common stock issued upon conversion thereof, the holders of a majority of the outstanding shares of Series C Preferred Stock will be entitled to elect four of eleven directors of the Board. In addition, with respect to a vote relating to a change of control, liquidation, dissolution or winding up or certain other matters which could result in the acceleration of dividends on the Series C Preferred Stock, holders will be entitled to the number of votes that could be cast by virtue of the shares he or she currently owns, as well as the shares of Series C Preferred Stock he or she would receive as accelerated dividends as a result of such event. The Series C Preferred Stock cannot be redeemed at our option prior to January 1, 2002 and, thereafter, only if certain conditions are satisfied.

DESCRIPTION OF DEPOSITARY SHARES

      We may, at our option, elect to have shares of preferred stock be represented by depositary shares. The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement to be entered into between us and a bank or trust company, as preferred stock depositary, as set forth in the applicable prospectus supplement. We have summarized selected provisions of the depositary agreement below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the deposit agreement or the depositary receipts. If you would like more information on the provisions of the deposit agreement, you should review the form of deposit agreement, including the depositary receipt, as well as the Certificate of Designation describing the applicable series of preferred stock, each of which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General

      Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, proportionately, to all the rights, preferences and privileges of the preferred stock represented by the depositary share, including dividend, voting, redemption, conversion, exchange and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued in accordance with the deposit agreement, each of which will represent the fractional interest in the number of shares of a particular series of the preferred stock described in the applicable prospectus supplement.

Dividends and Other Distributions

      The preferred stock depositary will distribute all cash dividends or other cash distributions with respect to the series of preferred stock represented by the depositary shares to the record holders of depositary receipts in proportion, to the extent possible, to the number of depositary shares owned by the holders. The depositary, however, will distribute only the amount that can be distributed without attributing to any depositary share a fraction of one cent, and any undistributed balance will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary receipts then outstanding.

      If a distribution of property other than cash on the preferred stock occurs, the preferred stock depositary will distribute the property to the record holders of depositary receipts in proportion, to the extent possible, to the number of depositary shares owned by the holders, unless the preferred stock depositary determines, after consultation with us, that it is not feasible to make the distribution, in which case the preferred stock depositary may, with our approval, adopt a method it deems equitable and practicable for the purpose of effecting the distribution, including a public or private sale of the property, and distribution of the net proceeds from the sale to the holders.

The amount distributed to record holders of depositary receipts in any of the cases described in this section will be reduced by any amount that we or the preferred stock depositary are required to withhold on account of taxes.

Conversion and Exchange

      If any series of preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange, as set forth in the applicable prospectus supplement relating to that series, each record holder of depositary receipts will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts under their terms.

Redemption of Depositary Shares

      If any series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of the preferred stock held by the preferred stock depositary. Whenever we redeem preferred stock from the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of preferred stock that were redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or on a proportionate basis as we may determine.

      After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the redemption price upon redemption. Any funds that we deposit with the preferred stock depositary relating to depositary shares which are not redeemed by the holders of the depositary shares will be returned to us after a period of two years from the date the funds are deposited by us.

Voting

      Upon receipt of notice of any meeting at which the holders of any shares of preferred stock underlying the depositary shares are entitled to vote, the preferred stock depositary will mail the information contained in the notice to the record holders of the depositary receipts. Each record holder of the depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock underlying the holder’s depositary shares. The preferred stock depositary will endeavor, to the extent practicable, to vote the number of shares of preferred stock underlying the depositary shares in accordance with the holder’s instructions, and we will take all reasonable action that is deemed necessary by the preferred stock depositary to enable the preferred stock depositary to do so. Unless the preferred stock depositary receives specific written instructions from holders of depositary receipts, it will abstain from voting any of the preferred stock.

Record Date

      Subject to the provisions of the deposit agreement, the preferred stock depositary will fix a record date, which will be the same as the record date for the preferred stock, for the determination of the holders of depositary receipts that are entitled to receive a distribution, exercise voting rights or receive a notice whenever:

•	any cash dividend or other cash distribution becomes payable;

•	any distribution other than cash is to be made;

•	any rights, preferences or privileges will be offered relating to the preferred stock;

•	the preferred stock depositary receives notice of any meeting at which holders of preferred stock are entitled to vote or of which holders of preferred stock are entitled to notice; or

•	the preferred stock depositary receives notice of the mandatory conversion of, or any election on our part to call for redemption of, any preferred stock.

Withdrawal of Preferred Stock

      Upon surrender of depositary receipts at the principal office of the preferred stock depositary, upon payment of any unpaid amount due the preferred stock depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced by the depositary receipts is entitled to delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by the depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of shares of preferred stock that are withdrawn will not be entitled to deposit those shares under the deposit agreement or to receive depositary receipts.

Amendment and Termination of the Deposit Agreement

      The deposit agreement will provide that the form of depositary receipt and any provision of the deposit agreement may at any time be amended by agreement between us and the preferred stock depositary. But any amendment which imposes or increases any fees, taxes or other charges payable by the holders of depositary receipts, other than taxes and other governmental charges, fees and other expenses payable by the holders as stated under “Charges of Preferred Stock Depositary,” or which otherwise prejudices any substantial existing right of holders of depositary receipts, will not take effect as to outstanding depositary receipts until the expiration of 90 days after notice of the amendment has been mailed to the record holders of outstanding depositary receipts.

      Whenever directed by us to do so, the preferred stock depositary will terminate the deposit agreement by mailing notice of the termination to the record holders of all depositary receipts then outstanding at least 30 days before the date fixed in the notice for the termination. The preferred stock depositary may likewise terminate the deposit agreement if 45 days have expired after the preferred stock depositary has delivered to us a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment. If any depositary receipts remain outstanding after the date of termination, the preferred stock depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders of depositary receipts, and will not give any further notices, other than notice of the termination, or perform any further acts under the deposit agreement except as provided below and except that the preferred stock depositary will continue to collect dividends and any other distributions on the preferred stock and deliver the preferred stock together with the dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for any interest, in exchange for surrendered depositary receipts. At any time after the expiration of two years from the date of termination, the preferred stock depositary may sell the preferred stock then held by it at public or private sales, at any place or places and upon terms as it deems proper, and may hold the net proceeds of any sale, together with any money and other property then held by it, without liability for any interest, for the benefit, on a proportionate basis, of the holders of depositary receipts which have not been surrendered.

Charges of Preferred Stock Depositary

      We will pay all charges of the preferred stock depositary including charges in connection with:

•	the initial deposit of the preferred stock;

•	the initial issuance of the depositary receipts;

•	the distribution of information to the holders of depositary receipts regarding matters on which holders of preferred stock are entitled to vote;

•	withdrawals of the preferred stock by the holders of depositary receipts; or

•	redemption or conversion of the preferred stock;

except for taxes, including transfer taxes, if any, and other governmental charges and the other charges that are expressly provided in the deposit agreement to be at the expense of holders of depositary receipts or persons depositing preferred stock.

Duties of Preferred Stock Depositary

      The preferred stock depositary will make available for inspection by holders of depositary receipts, at its corporate office and its office in New York City, all reports and communications from us which are delivered to the preferred stock depositary as the holder of preferred stock. Neither we nor the preferred stock depositary will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of the preferred stock depositary under the deposit agreement are limited to performing its duties without negligence or bad faith. Our obligations under the deposit agreement are limited to performing our duties in good faith. Neither we nor the preferred stock depositary are obligated to prosecute or defend any legal proceeding with respect to any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the preferred stock depositary are entitled to rely upon advice of or information from counsel, accountants or other persons believed to be competent and on documents believed to be genuine.

      The preferred stock depositary may resign at any time or be removed by us, effective upon the acceptance by its successor of its appointment; provided, that if a successor preferred stock depositary has not been appointed or accepted the appointment within 45 days after the preferred stock depositary has delivered a notice of election to resign to us, the preferred stock depositary may terminate the deposit agreement.

DESCRIPTION OF COMMON STOCK WARRANTS

      We may issue, separately or together with other securities, common stock warrants to purchase shares of our common stock. We will issue the common stock warrants, if any, under stock warrant agreements to be entered into between us and a bank or trust company, as stock warrant agent, as set forth in the applicable prospectus supplement. We have summarized selected provisions of the stock warrant agreements below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the stock warrant agreements or the certificates representing the common stock warrants. If you would like more information on the provisions of the stock warrant agreements, you should review the form of stock warrant agreement, including the stock warrant certificate, which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General

      A supplement to this prospectus will describe specific terms relating to the common stock warrants being offered. These terms will include some or all of the following:

•	the manner in which common stock warrants may be exercised;

•	the number of shares of common stock purchasable upon exercise of each common stock warrant and the exercise price;

•	the date on which the right to exercise the common stock warrants commences and the expiration date;

•	whether (and if so, when) we can call the common stock warrants for redemption; and

•	any other terms of the common stock warrants.

      Prior to the exercise of their common stock warrants, holders will not have any of the rights of holders of the common stock purchasable upon such exercise and will not be entitled to dividend payments on those shares of common stock.

Exercise of Stock Warrants

      Each common stock warrant will entitle its holder to purchase for cash the number of shares of common stock at the exercise price set forth in the applicable prospectus supplement. Commencing on the date the common stock warrants become exercisable, holders may exercise their common stock warrants at any time up to the close of business on the expiration date, after which time any unexercised common stock warrants will become void.

      Upon receipt of the exercise price and the stock warrant certificate properly completed and executed, we will forward to the holder, as soon as practicable, a certificate representing the number of shares of common stock purchasable upon such exercise. If less than all the common stock warrants represented by a certificate are exercised, we will issue a new stock warrant certificate for the remaining amount of common stock warrants.

Antidilution Provisions

      Unless otherwise described in a prospectus supplement, the exercise price payable and number of shares of common stock purchasable upon exercise of a common stock warrant will be adjusted to prevent the holder’s beneficial interest in the common stock from being diluted in the event we:

•	issue a stock dividend to holders of common stock or combine, subdivide or reclassify our common stock;

•	issue rights, warrants or options to all holders of common stock entitling them to purchase shares of our common stock at a price per share less than the current market price per share of common stock; or

•	distribute to holders of common stock any of our assets or evidences of our indebtedness which are not payable out of our capital surplus.

DESCRIPTION OF CURRENCY WARRANTS

      We may issue, separately or together with debt securities or debt warrants, currency warrants entitling the holder to receive from us the cash value in U.S. dollars of the right to purchase (currency call warrants) or sell (currency put warrants) a specified amount of a designated foreign currency. We will issue the currency warrants, if any, under currency warrant agreements to be entered into between us and a bank or trust company, as currency warrant agent, as set forth in the applicable prospectus supplement. We have summarized selected provisions of the currency warrant agreements below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the currency warrant agreements or the certificates representing the currency warrants. If you would like more information on the provisions of the currency warrant agreements, you should review the form of currency warrant agreement, including the global warrant certificates, which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General

      A supplement to this prospectus will describe specific terms relating to the currency warrants being offered. These terms will include some or all of the following:

•	whether the currency warrants will be currency put warrants or currency call warrants, or both;

•	the formula for determining the cash value in U. S. dollars, if any, of each currency warrant;

•	the manner in which currency warrants may be exercised and the circumstances, if any, in which such exercise will be deemed automatic;

•	the minimum number, if any, of currency warrants which must be exercised at any one time;

•	the date on which the right to exercise the currency warrants commences and the expiration date; and

•	any other terms of the currency warrants.

      The spot exchange rate of the designated foreign currency, upon exercise, as compared to the U.S. dollar, will determine whether the currency warrants have a cash value (cash settlement value) on any given day prior to their expiration.

Form of Currency Warrants

      Unless otherwise described in a prospectus supplement, all currency warrants will be issued in the form of one or more fully registered global certificates that will be deposited with DTC, New York, New York or its nominee. This means that we will not issue certificates to each holder. Each global certificate will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased currency warrants. The participant will then keep a record of its clients who purchased the currency warrants. Accordingly, transfers of ownership of any currency warrant may only be effected through a selling holder’s broker. For more information on the procedures of DTC, see “Description of Debt Securities — Global Debt Securities” above.

Exercise of Currency Warrants

      Each currency warrant will entitle its holder to receive the cash settlement value on the applicable exercise date. Unless otherwise described in the applicable prospectus supplement, holders may exercise their currency warrants at any time up to 3:00 p.m., New York City time, on the third business day preceding the expiration date, after which time all currency warrants will be deemed automatically exercised on the expiration date.

PLAN OF DISTRIBUTION

      We may sell securities to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. Under certain circumstances, we may also repurchase securities (directly or through dealers) and reoffer them to the public in the same manner.

      If stated in the applicable prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase debt securities pursuant to delayed delivery contracts providing for payment and delivery on a future date.

By Underwriters

      If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Agents

      We may designate dealers, acting as our agents, to offer and sell securities upon certain terms and conditions. Unless otherwise indicated in the prospectus supplement, any agent we designate will act on a best efforts basis for the period of its appointment.

Direct Sales

      We may sell securities directly to the public, without the use of underwriters, dealers or agents.

General Information

      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in a supplement to this prospectus.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

      Sidley & Austin, Chicago, Illinois will render an opinion for us as to the validity of the offered securities.

EXPERTS

      Our consolidated financial statements as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.